[redacted]

09045676

PRISA
Educación, información, entretenimiento

RECEIVED
2009 MAR 25 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, March 13, 2009

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated September 16, 2008, regarding a request of information made by the CNMV concerning the reorganization of Grupo Prisa's audiovisual business. This English version was not filed with the CNMV, and is attached as **Item 1**.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 8, 2008, regarding the statements of the CEO concerning the refinancing plan to be presented at the Shareholders Meeting. This English version was not filed with the CNMV, and is attached as **Item 2**.

C) The English version of a notice of significant event (Comunicación de hecho relevante), dated October 16, 2008, regarding the third quarter report of the year 2008. This English version was not filed with the CNMV and is attached as **Item 3**. More information is available in the web of the company (www.prisa.com).

D) The English version of a press release dated November, 13, 2008, regarding the cease of activity of Grupo PRISA's Local TV business, Localia TV. This English version was not filed with the CNMV, and is attached as **Item 4.**

E) The English version of a press release dated November 24, 2008, regarding the relationship between Prisacom and Nielsen Online, a service of The Nielsen Company. This English version was not filed with the CNMV, and is attached as **Item 5.**

F) The English version of a notice of significant event (Comunicación de hecho relevante), dated December 5, 2008, regarding the amendments of the Board of Director Regulation. This English version was not filed with the CNMV, and is attached as **Item 6**.

G) The English version of a notice of significant event (Comunicación de hecho relevante), dated December 5, 2008, regarding the composition of the Executive Committee. This English version was not filed with the CNMV, and is attached as **Item 7**.

H) The English versions of a notices of significant events (Comunicación de hecho relevante), dated October 3, October 16, November 4 and December 5, 2008, regarding the Extraordinary General Shareholders Meeting that was held on December 5, 2008. These English versions were not filed with the CNMV, and are attached as **Items 8, 9, 10, 11, 12 and 13.**

dlw 3/26

Gran Vía, 32 . Tel. +34 913 301 000 . Fax +34 913 301 105. 28013 Madrid . España

RECEIVED
2009 MAR 25 A 8:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I) The English version of a notice of significant event (Comunicación de hecho relevante), dated December 19, 2008, regarding the delivery of stock options to executive directors and company managers. This English version was not filed with the CNMV, and is attached as **Item 14**.

J) The English version of a notice of significant event (Comunicación de hecho relevante), dated January 20, 2009, regarding the sale by Prisa to Akaishi Investments, S.L. of its 25% shareholding in the Bolivian company Inversiones en Radiodifusión, S.L. This English version was not filed with the CNMV, and is attached as **Item 15**.

K) The English version of a notice of significant event (Comunicación de hecho relevante), dated February 19, 2009, regarding the replacement of the secretary of the Board of Directors. This English version was not filed with the CNMV, and is attached as **Item 16**.

L) The English version of a notice of significant event (Comunicación de hecho relevante), dated February 19, 2009, regarding the second semi- annual report of the year 2008. This English version was not filed with de CNMV and is attached as **Item 17**. More information is available in the web of the company (www.prisa.com .).

M) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated March 9, 2009, regarding the delivery of shares to executive directors and managers of Grupo Prisa. This English version was not filed with the CNMV, and is attached as **Item 18**.

N) The English version of a notice of significant event (Comunicación de hecho relevante), dated March 10, 2009, regarding a request of information made by the CNMV concerning the financial restructuring process. This English version was not filed with the CNMV, and is attached as **Item 19**.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Fernando Martinez
General Secretary

Enclosures

ITEM 1

September 16, 2008

COMMUNICATION OF RELEVANT INFORMATION TO THE NATIONAL SECURITIES MARKET COMMISSION

In response to your request, PROMOTORA DE INFORMACIONES, S.A. (PRISA) is providing this information concerning the status of the process that it resolved to initiate last May to "reorganize Grupo Prisa's audiovisual business, in line with the announcement made in the prospectus on the Sogecable takeover bid, including in that process the possible total or partial disposal of its pay TV business" (Announcement of Relevant Information no. 93698, of May 22).

In that regard, PRISA hereby announces that an information bulletin concerning this asset has been prepared and distributed, and that several strategic and financial operators have provided interesting non-binding indications that are being analyzed, although as yet no decision has been made nor agreement undertaken. The company will inform the market of any relevant decisions taken in this process.

ITEM 2

Madrid, October 8, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

In response to the request received, Promotora de Informaciones, S.A. announces the following:

1.- The statements made on October 6 by Prisa's CEO concerning the refinancing plan to be presented at the November 20 shareholders' meeting (Announcement of Relevant Information no. 98308) refer to authorizing the Board of Directors to use a maximum of 2,000 million euro to implement issues, in accordance with the proposed resolution that the Board will submit at the shareholders' meeting as Item Three on the Agenda which reads: "*Delegation of powers to the Board of Directors to issue fixed-interest securities, both simple ones and those that can be converted into newly-issued shares and/or can be exchanged for outstanding stock in Prisa or other companies, warrants (options to subscribe new shares or to acquire outstanding stock in Prisa or other companies), promissory notes and preference interests.*" (the remainder of this item is deemed to have been incorporated by reference herein.). Thus, no announcement of any specific issue was made.

2.- In a public statement made on September 25, its CEO estimated that Grupo Prisa's 2008 revenues could be approximately 4,000 million euro, with a recurring EBIDTA of 700-800 million euro, excluding non-recurring items.

ITEM 3



PRISA

Educación, información, entretenimiento

Quarterly results
January-September 2008

October 16th 2008



JANUARY- SEPTEMBER 2008

PRISA´S EBIT INCREASED BY 68.5% TO REACH €607.19 MILLION NET PROFIT (€207.28 MILLION) INCREASED BY 41.9%.

Revenues increased by 14.4% to € 3,083.41 million and EBITDA reached € 811.57 million (+ 40.4%).

The leadership position of the group and the diversification of its revenues yielded solid figures and margin improvements during the first nine months of the year

- **Santillana increased its revenues by 15.4%** and improved **its EBITDA** by **18.6%** to €145.00 million. The publishing group breaks its records. It is worth highlighting the performance of education in **Spain** (+15.8%), **Brazil** (+35.4%), **Argentina** (+14.5%) and **Peru** (+100.9%).

- **Radio** revenues reached € 310.60 million (+2.6%)

- In spite of the declining of the market, the Group **advertising revenues increased (+1.3%). Cuatro increased** by **17.2%, Radio** by **2.6%, Media Capital** by **6.2%** and **Prisacom** by **31.7%.**

- **Newspapers and magazines sales remained stable. El Pais average daily circulation** increased by 0.6% during the first 9 months of the year.

- **DIGITAL+ increased its EBITDA** by 10.4% to €275.33 million, improving its margins significantly (24.0% versus 22.4%). Subscriber revenues increased by **1.4%.**

- **TVI (Portugal)** maintained its leadership: its average audience share figure during the first 9 months was 36.0% and 41.2% in prime time, increasing its revenues by 6%.

- **Cuatro** increased its revenues by 19.2% and reached an average audience share of 8.8% during the first 9 months of the year.

- **Revenues from Latam** countries increased by 14.8%.

- **Prisa sold 3 of its main buildings** for a total amount of € 300 million.

Other important events during the first 9 months were the following:

- **Prisa acquired 100% of Sogecable after the end of the tender offer** process.
- **Prisa** signed the **syndication of the bridge loan** granted by HSBC to finance the takeover bid for the entire share capital of Sogecable, announced by Prisa last December 20th, 2007. The banks that participated in this syndication are La Caixa, Caja Madrid, Banesto, BNP and Natixis. On July 18th 2008, Prisa announced the **extension of this bridge loan** to **March 2009.** At the same time, Prisa has obtained the approval from the majority of the financial institutions who participated in the **syndicated loan agreement** signed in May 2006 of those obligations which were not fulfilled as a consequence of the Sogecable tender offer process, for the **continuation** of the agreement.
- Prisa formalized the investment agreement already announced in December 2007 by means of which 3i Group plc takes an 8.14% stake in Unión Radio. 3i will increase its stake up to 16.63%, investing €125 million through different capital increases, reaching a total investment of € 225 million.
- Prisa reorganized its audiovisual production activity within Media Capital, joining **Plural** and **NBP** activities.
- The Media Capital magazine business is being integrated with Progresa.
- Prisa reduced its stake in Iberbanda from 21.69% to 15.38%

Changes in the scope of consolidation:

- **Media Capital** has been fully consolidated in Prisa´s figures since February 1st, 2007.
- **Iberoamericana Radio Chile** has been fully consolidated since July 1st, 2007.
- **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) ceased to contribute to the consolidated figures on July 1st, 2007.
- **Printing** was equity accounted in the first nine months of 2008. In the comparable period of the last year, this business unit was classified as an asset held for sale. Therefore, the Group´s 2007 Profit and Loss Account included the revenues and expenses of this activity.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - SEPTEMBER 2008	2007	Chg.%
Operating Revenues	**3,083.41**	**2,695.92**	**14.4**
EBITDA	**811.57**	**578.15**	**40.4**
EBIT	**607.19**	**360.29**	**68.5**
Net financial result	**(268.02)**	**(136.65)**	**(96.1)**
Interest on debt	(185.95)	(126.17)	(47.4)
Other financial results	(82.07)	(10.48)	-
Result from associates	**(4.59)**	**(2.68)**	**(70.9)**
Profit before tax	**334.58**	**220.96**	**51.4**
Income tax expense	(92.16)	(23.83)	-
Minority interest	(35.15)	(51.06)	(31.2)
Net profit	**207.28**	**146.07**	**41.9**
EBITDA Margin	**26.3%**	**21.4%**	
EBIT Margin	**19.7%**	**13.4%**	

OPERATING REVENUES

Total operating revenues increased by **14.4%** reaching € 3,083.41 million, compared to € 2,695.92 million in the same period last year. **By line of activity**, the breakdown is as follows:

€ Million	JANUARY - SEPTEMBER 2008	2007	Chg.%
Advertising	805.57	795.02	1.3
Books and training	463.17	403.66	14.7
Newspapers and magazine sales	159.35	157.90	0.9
Subscriber revenues	859.08	847.49	1.4
Audiovisual production revenues	237.37	202.52	17.2
Add-ons revenues	60.92	66.59	(8.5)
Printing sales [1]	0.32	32.92	(99.0)
Revenues from fixed assets	292.29	4.35	-
Other revenues [2]	205.35	185.48	10.7
Total operating revenues	**3,083.41**	**2,695.92**	**14.4**

[1] Printing revenues are equity accounted in 2008.
[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


28%
26%
15%
8%
5%
2%
16%
31%
29%
15%
8%
6%
2%
9%
Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others
January-September 2008
January-September 2007

The geographical revenue breakdown both in 2008 and 2007 is the following:


18%
82%
Spain
International

In the first nine months of the year 2008, 18% of revenues came from the international area. 52% of thee were generated by Santillana, 33% by Media Capital and the rest by the radio and press activities.

The breakdown of international revenues by country is the following:

January-September 2008


Others 14%
Brazil 14%
Peru 4%
Portugal 35%
Mexico 14%
Argentina 4%
Chile 6%
Colombia 9%

January-September 2007


Others 16%
Brazil 12%
Peru 2%
Portugal 33%
Mexico 17%
Argentina 5%
Chile 5%
Colombia 10%

➢ Advertising

Total advertising revenues (€ 805.57 million) increased by 1.3%.

ADVERTISING REVENUES € Million	JANUARY - SEPTEMBER 2008	 2007	 % Chg.
Press	**162.25**	**194.30**	**(16.5%)**
El Pais	127.73	156.24	(18.2%)
AS	14.34	13.98	2.6%
Cinco Días	7.92	8.64	(8.3%)
Regional Press/ Dominical*	2.31	7.10	(67.4%)
Magazines**	8.13	6.34	28.2%
International Press	2.83	3.06	(7.5%)
Consolidation adjustments	(1.02)	(1.06)	3.5%
Radio	**258.35**	**251.84**	**2.6%**
Radio in Spain	192.45	195.69	(1.7%)
International Radio***	66.18	55.67	18.9%
Music	0.00	0.50	(100.0%)
Consolidation adjustments	(0.28)	(0.02)	---
Audiovisual	**382.29**	**345.08**	**10.8%**
Sogecable	241.26	209.08	15.4%
Cuatro	221.13	188.62	17.2%
Digital+	20.13	20.45	(1.6%)
Media Capital****	129.81	122.23	6.2%
Local TV	11.22	13.78	(18.6%)
Digital	**13.37**	**10.15**	**31.7%**
Others	**0.27**	**0.75**	**(63.9%)**
Consolidation adjustments	(10.96)	(7.10)	(54.4%)
TOTAL	**805.57**	**795.02**	**1.3%**

* In 2008, Regional Press includes figures coming from the El Dominical supplement. El Correo de Andalucía and Diario Jaén contributed to advertising revenues until June, 2007.
** Magazines includes the activity of the Portuguese magazines since August 2008, previously included in Media Capital
*** Iberoamericana Radio Chile has been fully consolidated since July 1st, 2007.
**** Media Capital has been fully consolidated in Prisa's figures since February 1st, 2007.

➢ Books and training

Books and training sales increased by 14.7% (€463.17 million compared to € 403.66 million in the same period of 2007).

In the northern hemisphere,**Spain** stood out, with revenues increased up 15.8%.

In the Southern hemisphere, the education performed well, notably **Brazil,** which increased its revenues by 35.4% to €79.65 million, Argentina (+14.5%) and Peru (+100.9%).

Part of the Institutional purchases in **Brazil**, as well as the education activity in **Dominican Republic** remain to be booked in Q4.

Geographic breakdown of revenues:

January-September 2008


Rest of Latam 9%
Venezuela 4%
Colombia 2%
Mexico 14%
Chile 4%
Argentina 4%
Peru 5%
Brazil 17%
Spain &Portugal 41%

January-September 2007


Rest of Latam 10%
Venezuela 4%
Colombia 3%
Mexico 17%
Chile 4%
Argentina 4%
Peru 3%
Brazil 14%
Spain &Portugal 41%

Depreciation of dollar against the euro negatively affected Santillana revenues by €13.20 million. Discounting this currency effect, revenues would have increased by 18.6%.

➢ **Newspapers and Magazines**

Newspapers and Magazine sales (€159.35 million) increased by **0.9%**.

El País average daily circulation increased by **0.6%** (437,315 daily copies sold in the first nine months of the year compared to 434,641 daily copies in the same period of 2007.

In February 2008, El País increased its cover Price for the Sunday edition by 0.20 € to 2.20 €. At the end of May 2008, the daily edition increased its cover price by 0.10 € to 1.10 €.

The sport newspaper **AS**, with an average daily circulation of 236,272 copies, continues to gain market share from its main competitor and maintains its leadership position in Madrid.

Cinco Días reached an average daily circulation of 40,566 copies (+0.6%).

Average daily circulation of the Group´s newspapers

	January- Sept. 2008	January- Sept. 2007	Chg. %	Year 2007
El País	437,315	434,641	0.6	435,083
AS	236,272	240,707	(1.8)	233,529
Cinco Días	40,566	40,315	0.6	40,552

(*) 2008 figures audited by OJD until June (except for the Sunday supplement EPS).

> **Subscriber revenues**

Subscriber revenues were € 859.08 million (+1.4%).

The subscriber base of **DIGITAL+ at September 30th 2008 stood at 2,061,000 subscribers.** At September 30th 2007, the subscriber base stood at 2,046,000.

Average revenue in the third quarter stood at €41.7 per subscriber per month in line with the third quarter of 2007:

DIGITAL+ ARPU Evolution (euros)


41.4
45.5
48.7
43.3
41.7
3.3
7.8
10.3
5.0
3.2
38.1
37.7
38.4
38.3
38.4
3Q07
4Q07
1Q08
2Q08
3Q08
Subscribers
PPV Services

The churn rate as of September 30th 2008 stood at 12.0% (11.8% at of September 30th 2007).

> **Audiovisual production**

Audiovisual production revenues increased by 17.2%, to reach € 237.37 million compared to € 202.52 million in the same period of 2007.

➢ Add-ons Revenue

Add-ons revenue reached €60.92 million (-8.5%).

Prisa Innova generated €10.22 million compared to €7.72 million in the same period of 2007 (+32,3%) with an EBITDA of €1.85 million (+27.1%).

➢ Revenues from Fixed Assets

In the first nine months of 2008, revenues from fixed Assets include capital gains from the sale of a stake in Union Radio to 3i Group (€59.68 million) and the sale of three of the main buildings of Grupo Prisa in Madrid and Barcelona to Longshore, S.L.(€ 226.78 million).

This line also includes € 3.17 million from the sale of a 10% stake in Radio Zaragoza.

EBITDA

The EBITDA was €811.57 million compared to €578.15 million in the same period of 2007 (+40.4%).

EBITDA (€ Million)


Sogecable: 221.64
Digital+: 275.33
Cuatro: -53.69
Media Capital*: 45.41
Local TV: -12.50
Latam: 70.32
Spain& Portugal: 74.67
Radio in Spain: 65.90
Int. Radio: 6.02
Music: 2.42
El País: 43.59
AS: 9.70
Others: 1.94
GDM: 3.51
Distribution: 1.18
Others**: 278.11
811.57
254.54
145.00
74.34
55.23
-0.35
282.81
TOTAL
Audiovisual
Education
Radio
Press
Digital
Others

* Media Capital includes the figures of Plural during the first 9 months of the year.
** "Others" mainly includes the activities of Prisa Innova, Real Estate and Head Quarters.

The EBITDA margin was 26.3%, compared to 21.4% in the same period of the previous year. There was a notable improvement in the EBITDA of **Education** (+18.6%), with an improvement in margins.

International Radio increased its EBITDA by €4.08 million, improving its margins by more than five points.

The EBITDA of **Media Capital**, including Plural, increased by 17.2%.

Pay TV activity increased its EBITDA by 10.4% compared to the first nine months of the previous year. The operations of **Cuatro** included the exploitation of the **Eurocup.**

EBIT was €607.19 million (€360.29 million in 2007), an increase of 68.5%.Within this improvement it is worth highlighting **Digital+**, which increased its EBIT by 37.8% to €193.31 million improving its margin by more than four points, and **Santillana**, which increased its ebit by 23.4% to € 86.80 million . EBIT margin in the group was 19.7%, compared to 13.4% in the same period of the previous year.

The net financial result was a €268.02 million loss, compared to a €136.65 million loss in the same period of 2007.

Debt financial expenses (€ 185.95 million) increased by €59.78 million, due to higher interest rates as well as to a higher level of debt incurred for new acquisitions (Media Capital and Sogecable).

In addition, during the first nine months of 2008, €78.27 million were registered as a financial expense due to the deterioration of loans to associated companies (Printing and Local TV).

Net profit reached €207.28 million compared to €146.07 million in the same period of 2007 (+41.9%).

BALANCE SHEET

€ Million	ASSETS 09/30/2008	ASSETS 12/31/2007
FIXED ASSETS	**6,555.10**	**4,832.05**
Property, plan and equipment	407.24	423.16
Investment property	1.30	0.09
Goodwill	4,316.93	2,420.08
Intangible assets	417.05	444.34
Long term financial investments	102.52	157.17
Investment in associates	13.97	13.25
Deferred tax assets	1,288.94	1,364.97
Other non current assets	7.14	9.00
CURRENT ASSETS	**1,683.41**	**1,621.42**
Inventories	288.45	325.16
Accounts receivable	1,336.99	1,215.98
Short term financial investments	11.82	7.46
Cash & cash equivalents	46.15	72.83
ASSETS HELD FOR SALE	**0.52**	**72.89**
TOTAL ASSETS	**8,239.03**	**6,526.36**

€ Million	LIABILITIES 09/30/2008	LIABILITIES 12/31/2007
SHAREHOLDERS EQUITY	**1,412.24**	**1,353.55**
Issued capital	21.91	22.04
Reserves	1,082.93	927.93
Income attributable to the parent company	207.28	191.97
Minority interest	100.12	211.61
NON CURRENT LIABILITIES	**2,753.19**	**3,124.84**
Long term financial debt	2,377.22	2,558.37
Issued exchangeable bonds	---	158.41
Deferred tax liabilities	84.57	112.93
Provisions	70.78	67.35
Other non current liabilities	220.62	227.79
CURRENT LIABILITIES	**4,073.61**	**2,047.97**
Short term financial debt	2,485.19	536.05
Issued exchangeable bonds	161.33	---
Trade accounts payable	1,132.84	1,233.14
Other short term liabilities	263.38	245.48
Accrual accounts	30.87	33.31
TOTAL LIABILITIES	**8,239.03**	**6,526.36**

The increase in the "Goodwill" is due to the increase in the Sogecable stake up to 100%.

The exchangeable bonds will be settled in 2009. Therefore, the liabilities relating to these exchangeable bonds has been classified as short term.

INVESTMENTS

Total investment were € 2,210.76 million. The breakdown by business is as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**6.92**	**0.20**	**7.12**
El País	3.02	0.01	3.02
AS	0.08	---	0.08
Magazines	0.17	---	0.17
International Press	3.61	0.19	3.80
Others	0.05	---	0.05
Radio	**12.17**	**11.56**	**23.73**
Radio in Spain	8.47	0.24	8.70
International Radio	3.51	---	3.51
Music	0.19	11.32	11.52
Education-Publishing	**39.20**	**---**	**39.20**
Audiovisual	**74.43**	**0.40**	**74.84**
Sogecable	53.57	---	53.57
Media Capital	20.38	0.09	20.47
Local TV	0.48	0.31	0.79
Digital	**2.39**	**---**	**2.39**
Others	**4.99**	**2,058.50**	**2,063.49**
Vertix	---	---	---
Prisa	2.61	2,057.16	2,059.77
Distribution	0.74	1.34	2.08
Prisa Diviśón Inmobiliaria	1.04	---	1.04
GDM	0.59	---	0.59
Others	0.01	---	0.01
Total	**140.10**	**2,070.66**	**2,210.76**

NET FINANCIAL POSITION

Net financial position as of September 30th 2008 was €4,804.44 million compared to €3,014.13 million in December 2007.

	€ Million	
NET DEBT	09/30/2008	12/31/2007
Prisa (includes Media Capital)	3,994.23	2,157.66
Sogecable	810.21	856.48
Net debt	4,804.44	3,014.13

Prisa´s net financial position increased by €1,836.57 million compared to December 2007 due to the increase in the Sogecable stake to 100% .This investment was partially offset by the 300 million euros cash received from the disposal of the real estate. It is worth highlighting the improvement in Sogecable´s net financial position.

Refinancing of Prisa debt

In July 2008, Prisa signed the extension of the bridge loan that was granted to finance the Sogecable tender offer for a total amount of € 1,950 million. Its termination date is March 31st 2009.

At the same time, Prisa has obtained the approval from the majority of the financial institutions who participated in the **syndicated loan agreement** signed in May 19th 2006 of those obligations which were not fulfilled as a consequence of the Sogecable tender offer process, for the **continuation** of the agreement.

CASH-FLOW STATEMENT

€ Million	09/30/2008	09/30/2007
EBIT	**607.19**	**360.29**
Amortization	151.19	178.96
Change in working capital	(166.23)	(78.82)
Capex	(140.10)	(140.61)
Operating cashflow	**452.05**	**319.83**
Financial investments	(2,070.66)	(517.26)
Financial result	(268.02)	(136.65)
Dividends	(38.26)	(33.71)
Taxes	(92.16)	(23.83)
Other	226.74	(113.12)
NET DEBT CHANGE	1,790.31	504.74

APPENDIXES

Appendix I: Group Structure

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing**, **Audiovisual** and the **Digital** area (the latter operates across all other areas):


% revenue contribution
12%
Press
• El País
• As
• Cinco Días
• Magazines
• International Press
10%
Radio
• Radio in Spain
• International Radio
• Gran Vía Musical
16%
Education
• Education (Spain, Portugal, Latam and USA)
• General Editions
• Training
• Bookshops
52%
Audiovisual
• Sogecable
• Media Capital (*)
- Audiovisual Production
• Local TV
1%
Digital/Internet

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real Estate, Head Quarters and Printing (Dédalo).

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and NBP (audiovisual production). In 2008, Media capital has consolidated all the audiovisual production of the Group and has transferred its magazine activity to the Press business unit.

Appendix II.I.

OPERATING REVENUES € Million	JANUARY - SEPTEMBER 2008	2007	% Chg.
Press	**382.76**	**419.13**	**(8.7%)**
El Pais	272.24	298.16	(8.7%)
AS	63.47	65.22	(2.7%)
Cinco Días	14.38	14.89	(3.4%)
Regional Press/ Dominical	4.18	15.71	(73.4%)
Magazines*	22.70	20.01	13.5%
International Press	6.22	6.27	(0.7%)
Consolidation Adjustments	(0.44)	(1.12)	60.7%
Radio	**310.60**	**302.73**	**2.6%**
Radio in Spain	220.22	220.71	(0.2%)
International Radio	70.41	58.27	20.8%
Music	20.64	26.11	(20.9%)
Consolidation Adjustments	(0.67)	(2.37)	71.6%
Education - Publishing	**480.66**	**416.44**	**15.4%**
Audiovisual	**1,615.41**	**1,501.37**	**7.6%**
Sogecable	1,383.36	1,310.67	5.5%
Digital +	1,146.65	1,112.13	3.1%
Subscribers	859.08	847.49	1.4%
Advertising	20.13	20.45	(1.6%)
Others	267.45	244.19	9.5%
Cuatro	236.71	198.54	19.2%
Media Capital**	227.38	188.07	20.9%
Local TV	16.56	18.40	(10.0%)
Consolidation Adjustments	(11.89)	(15.76)	24.6%
Digital	**25.69**	**24.27**	**5.9%**
Other Revenues	**398.25**	**136.84**	**191.0%**
Printing	---	45.68	---
Distribution	31.35	27.76	12.9%
GDM	17.81	17.93	(0.7%)
Others***	349.09	45.47	---
Consolidation adjustments	**(129.95)**	**(104.85)**	**(23.9%)**
TOTAL	3,083.41	2,695.92	14.4%

* Magazines includes the Portuguese magazine activity since August 2008, which was previosly included in Media Capital.

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - SEPTEMBER 2008	2007	% Chg.
Press	**338.66**	**333.11**	**1.7%**
El Pais	238.38	227.22	4.9%
AS	54.08	54.51	(0.8%)
Cinco Dias	14.32	14.55	(1.6%)
Regional Press/ Dominical	3.29	10.80	(69.5%)
Magazines*	22.84	19.67	16.1%
International Press	5.25	5.61	(6.4%)
Consolidation adjustments	0.49	0.75	(35.0%)
Radio	**247.82**	**238.48**	**3.9%**
Radio in Spain	161.42	156.37	3.2%
International Radio	68.69	59.86	14.7%
Music	18.38	24.61	(25.3%)
Consolidation adjustments	(0.67)	(2.37)	71.6%
Education - Publishing	**393.87**	**346.11**	**13.8%**
Audiovisual	**1,464.49**	**1,352.53**	**8.3%**
Sogecable	1,246.46	1,176.09	6.0%
Digital+	953.34	971.85	(1.9%)
Cuatro	293.13	204.24	43.5%
Media Capital**	198.85	160.79	23.7%
Local TV	31.07	31.41	(1.1%)
Consolidation adjustments	(11.89)	(15.76)	24.6%
Digital	**27.96**	**25.99**	**7.6%**
Other Expenses	**111.75**	**143.22**	**(22.0%)**
Printing	---	50.56	---
Distribution	30.75	26.92	14.2%
GDM	14.62	12.80	14.2%
Others***	66.38	52.94	25.4%
Consolidation adjustments	**(108.32)**	**(103.79)**	**(4.4%)**
TOTAL	2,476.22	2,335.63	6.0%

* Magazines includes the Portuguese magazine activity since August 2008, which was previously included in Media Capital.

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Others include mainly activities from Prisa Innova, Real State and Head Quarters.

Appendix II.III.

EBIT

€ Million	JANUARY - SEPTEMBER 2008	2007	% Chg.
Press	**44.10**	**86.03**	**(48.7%)**
% margin	**11.5%**	**20.5%**	
El Pais	33.86	70.94	(52.3%)
% margin	12.4%	23.8%	
AS	9.39	10.71	(12.4%)
% margin	14.8%	16.4%	
Cinco Dias	0.06	0.34	(82.8%)
% margin	0.4%	2.3%	
Regional Press/ Dominical	0.89	4.91	(81.9%)
% margin	21.3%	31.3%	
Magazines*	(0.14)	0.34	(141.2%)
% margin	(0.6%)	1.7%	
International Press	0.98	0.66	48.5%
% margin	15.7%	10.5%	
Radio	**62.78**	**64.25**	**(2.3%)**
% margin	**20.2%**	**21.2%**	
Radio in Spain	58.80	64.35	(8.6%)
% margin	26.7%	29.2%	
International Radio	1.72	(1.59)	---
% margin	2.4%	(2.7%)	
Music	2.26	1.49	51.1%
% margin	10.9%	5.7%	
Education - Publishing	**86.80**	**70.33**	**23.4%**
% margin	**18.1%**	**16.9%**	
Audiovisual	**150.92**	**148.84**	1.4%
% margin	**9.3%**	**9.9%**	
Sogecable	136.89	134.58	1.7%
% margin	9.9%	10.3%	
Digital+	193.31	140.29	37.8%
% margin	16.9%	12.6%	
Cuatro	(56.42)	(5.71)	---
% margin	(23.8%)	(2.9%)	
Media Capital**	28.53	27.27	4.6%
% margin	12.5%	14.5%	
Local TV	(14.51)	(13.01)	(11.5%)
% margin	(87.6%)	(70.7%)	
Digital	**(2.27)**	**(1.72)**	**(31.8%)**
% margin	**(8.8%)**	**(7.1%)**	
Others	**264.86**	**(7.43)**	---
Printing	---	(4.87)	---
% margin	---	(10.7%)	
Distribution	0.60	0.84	(28.6%)
% margin	1.9%	3.0%	
GDM	3.19	5.12	(37.8%)
% margin	17.9%	28.6%	
Others***	261.07	(8.52)	---
TOTAL	**607.19**	**360.29**	**68.5%**
% margin	**19.7%**	**13.4%**	

* Magazines includes the Portuguese magazine activity since August 2008, which was previosly included in Media Capital.
** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.
*** Others include mainly the activities from Prisa Innova, Real State and Head Quarters.

Appendix II.IV.

EBITDA € Million	JANUARY - SEPTEMBER 2008	2007	% Chg.
Press	**55.23**	**97.25**	**(43.2%)**
% margin	**14.4%**	**23.2%**	
El Pais	43.59	80.60	(45.9%)
% margin	16.0%	27.0%	
AS	9.70	11.15	(13.0%)
% margin	15.3%	17.1%	
Cinco Dias	0.18	0.47	(60.7%)
% margin	1.3%	3.2%	
Regional Press/ Dominical	0.96	5.08	(81.1%)
% margin	22.9%	32.3%	
Magazines*	0.12	0.58	(78.9%)
% margin	0.5%	2.9%	
International Press	1.49	1.15	30.0%
% margin	24.0%	18.3%	
Radio	**74.34**	**74.00**	**0.5%**
% margin	**23.9%**	**24.4%**	
Radio in Spain	65.90	70.42	(6.4%)
% margin	29.9%	31.9%	
International Radio	6.02	1.94	---
% margin	8.6%	3.3%	
Music	2.42	1.64	47.8%
% margin	11.7%	6.3%	
Education - Publishing	**145.00**	**122.28**	**18.6%**
% margin	**30.2%**	**29.4%**	
Audiovisual	**254.54**	**273.81**	**(7.0%)**
% margin	**15.8%**	**18.2%**	
Sogecable	221.64	246.74	(10.2%)
% margin	16.0%	18.8%	
Digital+	275.33	249.34	10.4%
% margin	24.0%	22.4%	
Cuatro	(53.69)	(2.60)	---
% margin	(22.7%)	(1.3%)	
Media Capital**	45.41	38.75	17.2%
% margin	20.0%	20.6%	
Local TV	(12.50)	(11.68)	(7.0%)
% margin	(75.5%)	(63.5%)	
Digital	**(0.35)**	**(0.5)**	**36.6%**
% margin	**(1.4%)**	**(2.3%)**	
Others	**282.81**	**11.36**	**---**
Printing	---	0.24	---
% margin	---	0.5%	
Distribution	1.18	1.33	(11.1%)
% margin	3.8%	4.8%	
GDM	3.51	5.39	(34.8%)
% margin	19.7%	30.1%	
Others***	278.11	4.39	---
TOTAL	811.57	578.15	40.4%
% margin	26.3%	21.4%	

* Magazines includes the Portuguese magazine activity since August 2008, which was previosly included in Media Capital.

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Others include mainly the activities from Prisa Innova, Real State and Head Quarters.

Appendix III.

CUATRO AUDICENCE SHARE

In the first 9 months of 2008, **Cuatro** continued to increase its audience share. The average monthly audience during the period January- September 2008 was 8.8%. During the month of June, Cuatro was the only free to air operator which broadcasted the Euro Cup 2008 football competition. In this month, the average audience share stood at 13.1%. In June 2007, Cuatro had an audience share of 8.1%.

Audience share figures evolution


24 Hours
Prime time
7.8% 7.8% 7.8% 7.9% 8.9% 8.8% 8.2% 7.3% 7.3% 8.0% 8.3% 7.8% 8.5% 8.7% 8.7% 9.1% 8.4% 21.0% 7.9% 8.5% 8.4%
7.5% 7.5% 7.7% 7.8% 8.1% 8.1% 7.8% 7.3% 7.2% 7.4% 7.8% 7.6% 8.3% 8.6% 8.5% 8.8% 7.8% 13,1% 8.0% 7.6% 7.7%
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sept.
2007
2008

Source: TNS Sofres

Commercial Audience share figures evolution

September 2007


7.2%
7.3%
8.7%
9.8%
24 Hours
Prime Time (20.30-24.00)
Commercial Target
Core Commercial Target

September 2008


7.7%
8.4%
9.5%
10.5%
24 horas
Prime Time (20.30-24.00)
Commercial Target
Core Commercial Target

Source: TNS Sofres

Appendix IV.

TVI AUDIENCE SHARE FIGURES (Portugal)

TVI, the leading free to air channel in Portugal maintained its leadership position both in 24 hours and in prime-time.


35.2%
35.1%
35.8%
36.8%
37.8%
38.9%
40.2%
42.0%
40.4%
37.4%
38.0%
38.3%
38.7%
38.5%
38.3%
40.3%
38.2%
47.4%
42.3%
44.0%
44.3%
32.6%
32.7%
32.7%
33.5%
34.3%
34.8%
35.8%
35.9%
35.9%
34.2%
34.6%
35.0%
34.8%
34.6%
34.6%
36.0%
34.3%
39.8%
36.9%
35.7%
38.3%
24 Hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
2007
2008

Source:: *Marktest*

Financials breakdown by business unit:

The following issues should be taken into account when comparing the first nine months of 2008 and 2007:

a) Press

In 2008, the **Regional Press** business includes the figures from the weekend supplement El Dominical, which is jointly distributed with several regional newspapers. El Correo de Andalucía and Diario Jaén fully contributed to the Group´s figures until June, 2007.

Since August 1st 2008, the magazine area includes Media Capital magazine activity, formerly included in the Audiovisual area.

b) International Radio

Iberoamericana Radio Chile has been fully consolidated since July 1st, 2007.

c) Audiovisual

Sogecable 2007 figures include certain reclassifications. Previously, Sogecable´s operating profit did not include the profits coming from the disposal of fixed assets nor the impairment losses (or reversal of impairment) on fixed assets. In the current situation, both items should be included in the operating profit.

Media Capital figures and the Audiovisual area figures have been also reclassified in this manner.

Grupo Prisa´s consolidated figures have not been modified. During 2007, the necessary reclassifications were made on consolidation to make these business units figures compliant with the Group´s accounting policies.

Media Capital has been fully consolidated in Prisa´s figures since February 1st, 2007. In January 2007, Media Capital was equity accounted.

In May 2008 Media Capital has integrated all the Audiovisual production of the Group. Media Capital January-September figures include Plural. 2007 figures also include Plural in order to make figures comparable.

d) Printing

In 2007, the Printing division was classified as an asset held for sale in the Group´s figures. As of December 2007, it was equity accounted.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

ITEM 4

PRISA
Educación, información, entretenimiento

Attention Economy and Communications Sections

PRESS RELEASE

LOCALIA TV ceases its activity

Grupo PRISA´s Local TV business, Localia TV, is ceasing its activity due to the difficulties, incoherences and lack of visibility of the current regulatory framework for the audiovisual sector. This situation, together with the economic crisis and the decrease in the advertising expenditure, make the viability of this project impossible.

Madrid, November 14th, 2008

Communication Department:
Gran Vía, 32, 6ª - 28013 Madrid
Spain
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.com

ITEM 5

PRISA
Educación, información, entretenimiento

Attention Economy and Communications Sections

PRESS RELEASE

Prisacom and Nielsen Online expand relationship, with Prisacom joining Nielsen's spanish web analytics ratings service and both parties settling their dispute on audience estimates

Prisacom and Nielsen Online, a service of The Nielsen Company, today jointly announced that the companies have put an end to their dispute about the audience estimates for the ELPAÍS.com Web site and that they will expand their relationship. Prisacom's media properties, including ELPAÍS.com, will utilize the Nielsen's Site Census solution going forward, and will participate in the census-based Market Intelligence audience measurement service. The properties will continue to be reported in Nielsen's NetView service, providing the market with a comprehensive view of Prisacom and its sites. Prisacom will also support Nielsen's introduction of other digital measurement services, including Video and Mobile measurement, in Spain and other markets.

Manuel Mirat, CEO of Prisacom, said, " We are very pleased to have settled this matter and to be working with Nielsen Online for our measurement needs as they move to create currency for Internet audiences - including mobile and video content - in the Spanish market."

"Quality and transparency are the foundation of Nielsen Online's data as we deliver accurate metrics to the marketplace," said Gustavo Nunez, managing director, Nielsen Online Spain. "Prisacom is an important client and plays a significant role in the online industry in Spain and around the world. We are pleased that they will be participating in the Spanish Market Intelligence service and look forward to expanding our relationship with them."

About Prisacom

Prisacom develops and exploits the contents of the PRISA Group in digital format through any device. It manages, among others, the online media of the Group: ELPAÍS.com, CincoDías.com, As.com, Los40.com, CadenaSer.com, Cuatro.com, Plus.es and other portals and web initiatives, such as ParaSaber.com, Lalistawip.com or Kalipedia.com. For more information, please visit www.prisacom.com

About Nielsen Online

Nielsen Online, a service of The Nielsen Company, delivers comprehensive, independent measurement and analysis of online audiences, advertising, video, consumer-generated media, word of mouth, commerce and consumer behavior, and includes products previously marketed under the Nielsen//NetRatings and Nielsen BuzzMetrics brands. With high quality, technology-driven products and services, Nielsen Online enables clients to make informed business decisions regarding their Internet, digital and marketing strategies. For more information, please visit http://www.nielsen-online.com

Madrid, November 24th, 2008

Communication Department:
Gran Vía, 32, 6ª - 28013 Madrid
Spain
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.com

ITEM 6

Madrid, December 5, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that in its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. amended the Board of Directors Regulation.

A copy of the new text of the Board of Directors Regulation is attached, and will likewise be made available to shareholders on the company's webpage (www.prisa.com).

PROMOTORA DE INFORMACIONES, S.A.

Board of Directors Regulation, approved on June 21, 2001, amended on July 17, 2003, March 18, 2004, January 18, 2007, October 18, 2007 and December 5, 2008.

BOARD OF DIRECTORS REGULATION OF PROMOTORA DE INFORMACIONES, S.A.

Chapter I.- PRELIMINARY

Article 1.- Purpose.

1.- The object of this Regulation is to set forth the working principles of the Board of Directors of Promotora de Informaciones, S.A., the basic rules for its organization and functioning, and the rules of conduct of its members.

2.- The rules of conduct established in this Regulation for directors shall, if compatible, likewise apply to the senior management of the Company who attend the meetings of the Board of Directors.

Article 2.- Interpretation.

This Regulation shall be interpreted in accordance with legal provisions and the rules set forth in the bylaws, and are founded on the spirit and purpose thereof, with the Board of Directors having the power to resolve any conflict that may arise with regard to its application.

Article 3.- Amendment.

1.- This Regulation may only be amended at the request of the Chairman or one third of the directors serving on the Board, who must accompany their request with a report justifying their proposal.

2.- The Corporate Governance, Appointments and Remuneration Committee shall issue an opinion concerning the proposed amendment.

3.- The text of the amendment, the authors' report justifying the proposal and the opinion of the Corporate Governance, Appointments and Remuneration Committee shall be attached to the call for the meeting of the Board at which this matter is to be discussed.

4.- In order to be valid, an amendment of the Regulation shall require a resolution adopted by an absolute majority of the members of the Board.

Article 4.- Publication.

1.- Directors and senior management have the obligation to be informed of, and to comply and to compel compliance with this Regulation. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same.

2.- The Board of Directors shall take all necessary measures to distribute the Regulation to shareholders and to the investing public in general.

Chapter II.- MISSION OF THE BOARD

Article 5.- Functions.

1.- Except for matters reserved for shareholders meetings, the Board of Directors is the highest decision-making body of the Company.

2.- Board policy is to delegate the day-to-day management of the Company to the Chairman, assisted by the Chief Executive Officer and the management team, while focusing its activity on general supervisory tasks. Powers reserved to the Board by law or in the bylaws cannot be delegated.

3.- In any event, the following must be submitted for prior approval to the Board of Directors of the Company:

a) General company policies and strategies, including:

- i) The strategic or business plan, as well as annual management and budget objectives and financial projections;
- ii) Investment and financing policies;
- iii) Determination of group company structure and any proposed amendment of the Company's corporate purpose;
- iv) Corporate governance policy;
- v) Corporate social responsibility policy
- vi) General remuneration policy affecting directors and senior management;
- vii) Risk control and management policy, as well as periodic supervision of internal information and control systems;
- viii) Determination of dividend and treasury stock policies;

b) The following decisions:

- i) Financial information related to listed securities that the Company must disclose periodically
- ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet.
- iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies.

iv) Motions or resolutions for capital increases or reductions. Any other changes in capital structure.

v) Strategic alliances of the Company or its controlled companies.

vi) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens.

vii) Mergers, spin-offs and any other relevant decision regarding the position of the Company as a listed company.

viii) The remuneration of directors as well as, in the case of executive directors, any additional remuneration for their executive functions and other conditions set forth in their contracts.

ix) Authorization of linked transactions in the terms provide for in this Regulation.

x) Periodic evaluation of the performance and composition of the Board of Directors.

4.- If urgently required, the decisions mentioned in paragraphs i), ii), iii), v), vi) and ix) of section 3.-b) above may be made by the Executive Commission. In the cases of extreme urgency mentioned in section 3.b ii) above, a decision of the Chairman may suffice in lieu of approval of the Board of Directors.

Article 6.- Objectives.

1.- The criteria that must at all times govern the activities of the Board of Directors are: compliance with the corporate purpose, defense of the long-term viability of the Company and the development of its true value, safeguarding its identity, as well as the professional principles and codes of ethics of the Group's publishing companies and communications media.

2.- Within the scope of the corporate organization, the Board shall adopt the measures necessary to ensure:

a) That company management pursues the creation of value for shareholders and has the proper incentives to do so;

b) That company management works under the effective supervision of the Board;

c) That no shareholder receives privileged treatment with respect to the others.

Article 7.- Other interests.

The creation of value in the Company in the interest of the shareholders shall necessarily be carried out by the Board of Directors, respecting the requirements imposed by law, fulfilling the explicit and implicit contracts arranged with workers,

suppliers, financiers and clients in good faith and, in general, observing those ethical duties that are inherent in the responsible management of the Company.

Chapter III.- COMPOSITION OF THE BOARD

Article 8.- Qualitative Composition.

1.- In exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings concerning the composition of the Board, the Board of Directors shall ensure a majority of external or non-executive directors with respect to executive directors.

In that regard, executive directors are understood to include the Chairman, the Chief Executive Officer and other directors who, under any other title, assume managerial responsibilities within the Company or any of the subsidiary companies.

2.- As vacancies arise, the Board shall ensure that the majority group of external directors includes both those proposed by owners of significant stable shareholdings (owner-directors) and professionals of recognized prestige who have no links to the executive team or significant shareholders that would compromise their independence (independent directors).

For the purposes of the foregoing paragraph, the Board shall take into account the ownership of the Company, the importance in absolute and comparative terms of the significant shareholders' stakes, as well as the degree of permanence and the strategic association of the owners of those significant shareholdings with the Company.

If there is an external director who cannot be considered either an owner-director or an independent director, the Board of Directors shall explain that circumstance and his relationship to the Company or to its managers or shareholders.

3.-The Board of Directors shall explain the nature of each director's relationship to the Company at the Shareholders Meeting at which his appointment is to be made or ratified, confirming or, if warranted, reviewing it annually in the Annual Report on Corporate Governance, after having been verified by the Corporate Governance, Appointments and Remuneration Committee.

4.- The provisions of this article are understood as being without prejudice to the right of representation that is legally recognized to the shareholders on a proportional basis.

Article 9.- Quantitative composition.

1.- The Board of Directors shall be made up of the number of directors determined at the annual shareholders meeting within the limits set forth in the company bylaws.

2.- At the annual meeting the Board shall propose the number of directors required to ensure due representation and its effective functioning, in accordance with the changing circumstances of the Company.

Chapter IV.- STRUCTURE OF THE BOARD OF DIRECTORS.

Article 10.- Chairman of the Board.

1.- Without prejudice to the powers set forth in the bylaws, the Chairman of the Board shall preside at the annual shareholders meetings and at meetings of the Board of Directors. His appointment entails assuming all powers that the Board can legally delegate him.

2.- The Chairman shall monitor and supervise management, the definition of company strategy and corporate governance initiatives. He shall likewise have the power to propose appointments and changes in board posts, including the office of chief executive.

Article 11.- Chief Executive Officer

1.- The Chief Executive Officer shall be the chief individual responsible for the management of the Company and shall preside at the Executive Commission. His appointment entails assuming all powers that the Board can legally delegate him. He shall be responsible for the effective management of the business of the Company, always acting in accordance with the decisions and criteria laid down at the annual shareholders meeting and by the Board of Directors.

2.- Without prejudice to the provisions of Article 5 above, the Chief Executive Officer shall be responsible for the day-to-day management of the Company. In emergency circumstances he may adopt the measures he deems warranted in the interest of the Company. He likewise has the power to enforce Board and Executive Commission resolutions.

Article 12.- Deputy Chairman or Chairmen.

1.- The Board may appoint one or more Deputy Chairmen, who shall substitute for the Chairman in his absence and when it is impossible for him to attend to matters affecting the functioning of the Board of Directors, and they shall exercise all other powers set forth in Article 21 b) of the company bylaws.

2.- In the event there are several Deputy Chairmen, and unless there is an agreement to the contrary, the First Deputy Chairman shall preside and, in the absence of all of the Deputy Chairmen, the director who is appointed by the Board of Directors shall preside.

3. -The Deputy Chairman, or if there are more than one, the First Deputy Chairman shall be appointed Chairman by the Board of Directors in the event that the Chairman leaves office for any reason.

Article 13.- Board Secretary.

1.- The Board of Directors shall appoint a Secretary, who shall be a lawyer, and need not be a director.

2.- The Secretary shall assist the Chairman in his tasks and shall ensure the proper functioning of the Board. In that regard he shall provide the directors with all necessary advice and information, maintain company records, duly reflect the undertaking of all meetings in the minute books, and issue certificates concerning Board resolutions.

3.- In any event, the Secretary shall ensure the formal and substantive legality of the activities of the Board and that its rules of governance and procedures are enforced.

4.- The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

5.- In the absence of the Secretary, a director appointed as such by the Board shall perform those tasks.

Article 14.- Executive Commission.

1.- The Board of Directors shall appoint an Executive Commission comprising seven board members, which shall always include the Chief Executive Officer, that shall preside this Commission, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee. Appointment of the members of the Executive Commission shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Executive Commission with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Executive Commission shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Commission.

2.- The Secretary of the Board of Directors shall serve as Secretary of the Executive Commission, and the provisions of Article 13 above shall likewise apply to the procedures of the Executive Commission.

The Executive Commission shall meet at least six times a year and at anytime that, in the opinion of the Chief Executive Officer, company interests warrant a meeting or when two or more members of the Executive Commission request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Commission meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Commission members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Executive Commission, provided that they are compatible with the Commission's nature and functions.

When requested to do so, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend commission meetings, having voice but no vote

3.- The Executive Commission shall keep minutes of its meetings in the terms provided for the Board of Directors.

4.- The Executive Commission shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Executive Commission. All board members shall receive a copy of the minutes of the Executive Commission's meetings.

5.- The Executive Commission may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

Chapter V.- FUNCTIONING OF THE BOARD.

Article 15.- Meetings of the Board of Directors.

1.- The Board of Directors shall meet at least five times a year, and at such intervals that the Chairman may deem warranted for the proper functioning of the Company, or when so requested by two or more directors or by the Chief Executive Officer.

2.- The call for meetings shall always include the agenda for the meeting and shall be issued by letter, fax, telegram or electronic mail, and shall be authorized by the signature of the Chairman, or the Secretary or Deputy Secretary by order of the Chairman. The call shall be sent a minimum of seven (7) days in advance of the meeting, to the address designated for each director.

Notice of a meeting of the Board called at the petition of directors shall be sent within five (5) days following their request.

3.- The Chairman shall ensure that the Chief Executive Officer prepares and provides the rest of the directors with information concerning the progress of the Company and those matters necessary for adopting the items proposed on the agenda at each meeting of the Board of Directors and of the Executive Commission.

4.- The Chairman shall always have the power to submit to the Board of Directors those matters that he deems appropriate for the proper progress of the company, regardless of whether they have been included on the agenda.

5.- The notice period provided for in section 2 above shall not apply when, in the opinion of the Chairman, the circumstances so justify.

6.- A meeting of the Board shall be held, without the need for a call, when all of the directors are present and agree to hold the meeting.

7.- Adoption of Board resolutions in writing and without holding a meeting shall only be deemed acceptable when no director challenges this procedure.

Article 16.- Board Meeting Procedure

1.- A Board meeting may be validly held when at least one half plus one of all directors are present or represented. A director who is unable to attend a meeting may appoint a director in attendance as proxy. Appointment of proxies must be made in writing, specifically for the meeting in question

2.- Except in those cases in which the law requires a supermajority, resolutions shall be adopted by an absolute majority of the directors who are present or represented, and the Chairman shall break any possible ties with his casting vote.

3.- The Chairman shall moderate discussions by ensuring and promoting the participation of all of the directors during Board deliberations, submitting items of business to a vote when he considers that they have been sufficiently discussed.

4.- Each director present or duly represented shall have one vote.

Chapter VI .- APPOINTMENT AND DISMISSAL OF DIRECTORS.

Article 17.- Appointment of Directors.

1.- Directors shall be appointed at shareholders meetings or, on a provisional basis, by the Board of Directors pursuant to the provisions of the Corporations Law and the company bylaws.

2.- Proposals for the appointment of directors submitted by the Board of Directors for consideration at shareholders meetings and resolutions appointing directors that the Board adopts by virtue of its legally-attributed powers of co-optation must conform to the provisions of this Regulation, and must be accompanied by a non-binding advisory opinion issued by the Corporate Governance, Appointments and Remuneration Committee. A proposal of the Corporate Governance, Appointments and Remuneration Committee shall be required for the appointment of independent directors.

Article 18.- Appointment of External Directors.

The Board of Directors and the Corporate Governance, Appointments and Remuneration Committee shall seek to ensure, within the scope of their respective powers, that the candidates selected are persons of acknowledged competence and experience.

Article 19.- Re-appointment of Directors.

Motions for re-appointment of directors submitted by the Board of Directors at a shareholders meeting shall be subject to a formal drafting process. A necessary part of this process is an opinion issued by the Corporate Governance, Appointments and Remuneration Committee in which the performance and commitment of the directors proposed during the previous mandate shall be evaluated.

Article 20.- Tenure of Service.

1.- Directors shall be appointed for a term of five (5) years, and may be re-appointed.

2.- Directors appointed by co-optation remain in office until the date of the first shareholders meeting.

Article 21.- Termination of Tenure.

1.- Directors shall leave their posts when the period for which they were appointed has expired or when so decided by shareholders at a shareholders meeting in the exercise of the powers that are conferred upon them by statute or in the bylaws.

2.- Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e) When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

3. The Board of Directors shall not propose the removal of any independent director before completing the term of office set forth in the bylaws for which he was appointed, unless the Board deems that there is just cause for doing so and after seeking the opinion of the Corporate Governance, Appointments and Remuneration Committee. In that regard, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post.

4.- Committee members shall leave their posts when they cease to be directors.

Article 22.- Voting Objectivity and Secrecy.

1.- Pursuant to the terms of Article 31 of this Regulation, directors affected by motions for re-appointment or termination shall absent themselves from the meeting during deliberations and voting on such matters.

2.- If any director so requests, Board of Director votes involving the appointment, re-appointment or termination of directors shall be by secret ballot, without prejudice to the right of any director to have his vote recorded in the minutes.

Chapter VII .- BOARD OF DIRECTOR COMMITTEES

Article 23.- Introduction

1.- The Board of Directors shall establish an Audit Committee and a Corporate Governance, Appointments and Remuneration Committee.

2.- The Secretary to the Board, or in his absence the Deputy Secretary shall act as secretary to these committees. The committees shall meet when convened by their chairman. Where no special provisions exist, the rules of procedure for the Board set forth in this Regulation shall apply to committees, provided that they are compatible with their nature and function.

3.- All committees established by the Board shall keep minutes of their meetings in the same conditions set for the for the Board of Directors.

Committees shall report on their activities and explain the work they have carried out at the first full board meeting held subsequent to the committee meetings.

4. Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

Article 24.- Audit Committee

1.- The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors, at least in proportion to their presence on the Board of Directors.

2.- The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee

chairman shall be replaced every four years, and may be re-appointed one year after having left the post.

3.- The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have all of the following basic responsibilities:

a) Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) To propose to the Board of Directors the appointment of external account auditors pursuant to Section 204 of the consolidated text of the Corporations Law, to be submitted at the annual shareholders meeting.

c) To supervise internal auditing services.

d) To supervise the Company's financial information process and internal monitoring systems.

e) To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules.

4.- In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:

a) To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b) To propose the selection, appointment, reappointment or removal of the person in charge of the company's internal audit service.

c) To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d) To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e) To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f) To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g) To exercise all other powers granted the committee in this Regulation.

5.- The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

6.- Any member of the company management team or staff who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

Article 25.- Corporate Governance, Appointments and Remuneration Committee.

a) Composition.

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company's Chief Executive Officer at its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors.

b) Functions and Powers.

Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:

1) To issue opinions concerning proposals for the appointment of directors and to propose the appointment of independent directors.

2) To issue opinions on the proposal for the appointment of the Secretary to the Board.

3) To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management and ii) the individual remuneration of executive directors and other conditions set forth in their contracts.

4) To ensure compliance with the company's remuneration policies

5) To approve standard senior management contracts.

6) To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Commission.

7) To propose the Annual Report on Corporate Governance to the Board of Directors.

8) To present a report to the Board of Directors, evaluating the performance and composition of the Board.

9) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company's rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

10) To exercise such other powers granted to the committee in this Regulation.

c) Procedure.

The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.

Chapter VIII.- DIRECTORS' RIGHTS TO INFORMATION.

Article 26.- Rights to Information and Inspection.

1.- Directors may request, with the broadest powers, any information and advice they require concerning any aspect of the Company, provided that this is needed in the fulfillment of their functions. This right to information is extended to subsidiary companies, whether national or foreign, and shall be channeled through the Chairman, who shall answer requests from directors, providing them with the information directly, directing them to the appropriate sources, or taking any measures necessary for the inspection requested.

2.- On an exceptional and temporary basis, the Chairman may restrict access to certain information, informing the Board of Directors of this decision.

Chapter IX.- REMUNERATION OF DIRECTORS.

Article 27.- Remuneration of Directors.

1.- A director shall be entitled to the remuneration set by the Board of Directors as provided in the company bylaws.

2.- The Board shall seek to ensure that the remuneration of directors is moderate and in line with market conditions.

3.- Remuneration provided directors shall be transparent. The Annual Report, as an integral part of the annual accounts, shall contain both legally-required information and any other deemed appropriate regarding the remuneration received by members of the Board of Directors.

Article 28.- Remuneration of Executive Directors.

Remuneration of directors provided for in the company bylaws and this Regulation shall be compatible with and independent of the salaries, remuneration, indemnities, pensions or compensation of any nature established on a general or individual basis for those members of the Board of Directors who hold any paid post or position of responsibility within the company or its subsidiary companies, whether under a contract of employment or otherwise.

Article 29.- Remuneration of External Directors.

The Board of Directors shall adopt all of the measures within its powers to ensure that the remuneration of external directors conforms to the following guidelines:

a) External directors shall be paid based on the amount of time actually devoted to their tasks.

b) Remuneration for independent directors shall be calculated to offer sufficient incentive for their work, without constituting an obstacle to their independence.

Chapter X.- DIRECTORS DUTIES

Article 30.- General Obligations of Directors.

1.- Pursuant to the terms set forth in Articles 5 and 6, the function of a director is to guide and supervise company management, with a view to maximizing its true value for the benefit of shareholders.

2.- Directors shall perform their functions with the diligence of a reasonable business person and loyal agent, having the following specific obligations:

a) To be informed about and adequately prepare for the meetings of the Board and the committees on which they serve (including, if applicable, the Executive Commission).

b) To attend the meetings of the committees on which they serve (including, if applicable, the Executive Commission) and to actively participate in discussions, so that their criteria effectively contribute to the decisions taken.

c) To undertake such specific tasks as may be entrusted them by the Board of Directors and which may reasonably fall within their time commitments.

d) To compel investigation of any irregularity in the management of the Company of which they may be aware, and to monitor any risk situation.

e) To comply with the Internal Code of Conduct and this Regulation.

f) To comply with any legally-established duties and obligations.

Article 31.- Conflicts of Interest and Transactions with Directors.

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of "Promotora de Informaciones, S.A. and its Group Companies' Internal Code of Conduct Concerning Securities Market Transactions."

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, pursuant to Article 5 of this Regulation, after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.

3. Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

i) Those involving compliance with standard contract conditions applied extensively to multiple customers;

ii) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

iii) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

Article 32.- Directors' Duty of Confidentiality.

1.- Directors shall keep secret the deliberations of the Board of Directors, of the committees on which they serve and of the Executive Commission, and, in general, shall refrain from disclosing any information to which they may have had access while fulfilling their duties.

2.- This obligation of confidentiality shall survive the director's tenure of service in the Company.

Article 33.- Non-competition Obligations.

Directors shall not render professional services to companies that are competitors of Company or its subsidiary or participated companies. This excludes services they may perform for companies having significant stable interests in the Company's shareholdings.

Article 34.- Transactions with Significant Shareholders.

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder in accordance with the provisions of Article 5 of this Regulation.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.

Article 35.- Principle of Transparency.

In its annual public information the Board of Directors shall include a summary of Company transactions with its directors and significant shareholders. This information shall reflect the overall volume of transactions and the nature of the most relevant ones.

Chapter XI. BOARD RELATIONS

Article 36.- Shareholder Relations

1. The Board of Directors shall determine the appropriate channels for obtaining information about proposals that may be made by shareholders concerning the management of the Company.

2. Proxy solicitations issued by the Board of Directors or by any of its members shall set forth in detail how the proxy will vote in the event that a shareholder fails to provide voting instructions or, if warranted, fails to make a conflict of interest disclosure.

3. The Board of Directors shall likewise ensure that appropriate mechanisms are in place to provide institutional investor-shareholders with periodic information.

4. Under no circumstances shall relations between the Board of Directors and institutional shareholders provide those shareholders with any information that could place them in a position of privilege or advantage with respect to other shareholders.

5.- The Board of Directors shall promote the informed participation of shareholders at the shareholders meetings and shall adopt such measures as may be warranted to ensure that shareholders at the annual meetings effectively exercise their functions pursuant to the Law and the company bylaws.

Article 37.- Market Relations.

1.- The Board of Directors shall ensure timely compliance with instructions in effect concerning the announcement of relevant information, in accordance with the terms of the Company's Internal Code of Conduct.

2. The Board of Directors shall adopt the measures necessary to ensure that quarterly, half-yearly, annual and any other financial information deemed warranted be made available to the markets, and that it be drafted in accordance with the same principles, criteria, professional practices and accuracy requirements used in the preparation of the annual accounts. To that end, all financial information shall be reviewed by the Audit Committee.

Article 38.- Auditor Relations.

1. The Board of Directors shall refrain from proposing the appointment or renewal of an auditing firm when the fees to be paid to that firm by the Company for all of its services exceed five percent of the auditing firm's annual earnings, based on an average for the last five years.

2.- The Board of Directors shall disclose the total amount of fees that the Company has paid to the auditing firm, distinguishing between auditing fees and payments for other services. The Annual Report on annual accounts shall further contain a breakdown of amounts paid to the auditors, to companies in the auditor's group, or to any other company that the auditor may be associated with through common ownership, management or control.

ITEM 7

Madrid, December 5, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to modify the composition of its Executive Committee in the terms provided for in the newly amended text of the Board of Directors Regulation.

In consequence, Mr. Ignacio Polanco Moreno shall no longer be a member of the Executive Committee and Chief Executive Officer Mr. Juan Luis Cebrián has been appointed Chairman of the committee.

Likewise, at the proposal of the Chairman of the Board, and after having received the mandatory opinion of the Corporate Governance, Appointments and Remuneration Committee, Mr. Manuel Polanco Moreno was appointed a member of the Executive Committee.

In view of these changes, the composition of the Executive Committee is as follows:

Chairman:
Mr. Juan Luis Cebrián Echarri

Members:

- Mr. Matías Cortés Domínguez
- Mr. Diego Hidalgo Schnur
- Mr. Gregorio Marañón y Bertrán de Lis
- Ms. Agnés Noguera Borel
- Mr. Manuel Polanco Moreno
- Mr. Adolfo Valero Cascante

The Secretary of the Executive Committee is the Secretary to the Board of Directors, Mr. Miguel Satrústegui Gil- Delgado.

ITEM 8

Madrid, October 3, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today, the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. resolved to hold an Extraordinary General Shareholders Meeting in Madrid on November 20, 2008, presumably at the time specified for it to be first convened.

The Agenda for the meeting is as follows:

1.- Ratification of the appointment by cooptation and election of Director Mr Alfonso López Casas.

2.- Delegation of powers to the Board of Directors to increase share capital one or several times, with or without issue premiums, with powers to exclude preemptive rights if deemed warranted, in the terms and conditions and within the time limits set forth in Article 153.1 b) of the Corporations Law.

Revocation of any unexercised powers granted in that regard as resolution six at the General Shareholders' Meeting on March 17, 2005.

3.- Delegation of powers to the Board of Directors to issue fixed-income securities, either regular, convertible into newly-issued shares and/or exchangeable for outstanding stock in Prisa or other companies, warrants (options to subscribe new shares or to acquire outstanding stock in Prisa or other companies), promissory notes and preference shares. With respect to convertible and/or exchangeable securities or warrants, this includes the power to establish the criteria for determining the bases and types of conversion, exchange or exercise. Delegation of powers to the Board of Directors to increase capital as required in order to cover conversion of the bonds or exercise of the warrants, as well as the power to exclude the preferential subscription rights of shareholders and holders of convertible bonds or warrants with respect to newly-issued shares.

Revocation of any unexercised powers to issue convertible and/or exchangeable bonds granted at the Annual Shareholders' Meeting held on March 17, 2005 as item no. 7 on the agenda.

4.- Merger of SOGECABLE, S.A. Unipersonal into PROMOTORA DE INFORMACIONES, S.A.

4.1. Approval of the merger proposal.

4.2. Approval of the merger balance sheet.

4.3. Approval of the merger of SOGECABLE, S.A. Unipersonal (merged company) into PROMOTORA DE INFORMACIONES, S.A. (surviving company) in accordance with the Merger Proposal.

4.4. Amendment of article 2 (Object) of the company bylaws.

4.5. Amendment of article 6 (Share Capital) of the company bylaws.

4.6. Delegation of powers to implement the merger.

5- Amendment of the resolution adopted under item five on the agenda of the Annual Shareholders Meeting of March 13, 2008 concerning the compensation package involving the grant of stock options to executive directors and managers of the company.

6.- Grant of authorization to the Board of Directors to interpret, amend, complement, execute and implement the resolutions passed at the Shareholders' Meeting, as well as to substitute the powers granted thereat, and authorization to have those resolutions recorded in a notarial instrument.

The Board of Directors has likewise resolved to delegate to the Chairman of the Board of Directors and the Chief Executive Officer joint and several powers to add other items to the agenda, as well as to delete or modify any of the items agreed by the Board, having also resolved that a Notary Public shall be present to take the minutes of the Shareholders' Meeting, pursuant to the provisions of Article 114 of the Corporations Law.

ITEM 9

Madrid, October 16, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the board of directors of PROMOTORA DE INFORMACIONES, S.A. resolved today to change the date of its extraordinary shareholders meeting, which as per our October 3 announcement (Announcement of Relevant Information No. 98,308) was initially scheduled for November 20, 2008, and will now be held on December 5, 2008, with the same agenda as first announced.

ITEM 10

Madrid, November 4, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

Further to our Announcements of Relevant Information issued on October 3 and 16, 2008, and concerning the resolution to issue the notice of Extraordinary General Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A., we are attaching the announcement to be made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of Articles 144, 153, 159, 238 and 292 of the Corporations Law, Article 117 of the Securities Market Law and Article 6 of the Shareholders Meeting Regulation shareholders may examine at the Company's offices (Gran Vía, 32, Madrid), consult on the Company's webpage (www.prisa.com) or ask that copies be delivered or sent to them free of charge (ia@prisa.es, or telephone nos. 91-330 1174 and 91 330 1087):

- Concerning **Item Two on the Agenda**: Directors' Report issued pursuant to Articles 153.1 and 159.2 of the Corporations Law.

- Concerning **Item Three on the Agenda**: Directors' Report issued pursuant to Articles 153.1, 159.2 and 292 of the Corporations Law.

- Concerning **Item Four on the Agenda**, the information referred to in Articles 238 and 144 of the Corporations Law:

  a) the merger plan;
  b) the individual and consolidated annual accounts and management reports for the last three fiscal years for the companies involved in the merger, along with their respective audit reports. These documents are not attached, since they were duly filed with the National Securities Market Commission and are available on its webpage (www.cnmv.es)
  c) the current bylaws of the companies involved in the merger;
  d) the merger balance sheet for each of the companies involved in the merger, as per September 30, 2008, with their respective audit reports;
  e) a list of the full names and ages of the directors of the companies involved in the merger and the dates in which they were appointed to their respective boards and, where warranted, the same information (or the company or firm name in the case of legal entities) concerning who will be nominated as directors as a consequence of the merger.
  f) the full texts of the proposed amendments to the bylaws and the directors' report justifying those changes.

  In compliance with the provisions of Article 238 of the Corporations Law, the documents listed above in paragraphs a) through f) are likewise at the disposal of bondholders and employees' representatives.

- Full text of the proposed resolutions on the agenda that the Board of Directors will submit to the shareholders meeting.

- Forms and conditions for exercising the right to information, granting proxy and distance voting.

ITEM 11

Madrid, December 5, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

As a supplement to our announcement of relevant information issued on November 4, 2008 (no. 99,739) concerning the documentation made available to our shareholders with regard to the notice calling an extraordinary shareholders meeting to be held today, we wish to announce that at today's meeting of the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. the Board resolved to amend the proposed resolution to be submitted at the shareholders meeting as item five on the agenda *("Amendment of the resolution adopted as item five on the agenda of the Annual Shareholders Meeting held on March 13, 2008 concerning the Compensation Package to deliver stock options to executive directors and company managers")* so that the exercise price of the options shall be the simple average of the closing prices of company stock traded on the continuous market during the 30 trading days immediately prior to the date of the Annual Meeting, instead of 90 days as originally stated in the proposal amended herein.

In consequence, the proposed resolution that the Board of Directors shall submit at the Extraordinary Shareholders Meeting as item five on the agenda shall read as follows:

"To amend the exercise price of the options envisioned in resolution five of the Annual Shareholders Meeting of March 13, 2008 concerning the Compensation Package to deliver stock options to executive directors and company managers, so that the price shall be the simple average of the closing prices of company stock traded on the continuous market during the 30 trading days immediately prior to the date of this Annual meeting."

ITEM 12

Madrid, December 5, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the participants at the Extraordinary Shareholders Meeting of PROMOTORA DE INFORMACIONES, S.A. held today adopted the attached resolutions, having approved all of the resolutions that the Board of Directors submitted at the Shareholders Meeting.

ONE

Appointment and ratification of Directors

1.1. Ratification of the appointment by cooptation and election of Director Mr Alfonso López Casas.

After having received the opinion of the Corporate Governance, Appointments and Remuneration Committee, the Board of Directors recommends ratifying the Board's appointment by cooptation of Mr. Alfonso López Casas made on April 17, 2008 to fill the vacancy resulting from the death of Ms. Isabel Polanco Moreno, and to appoint him as executive director of the Company, pursuant to Article 8 of the Board Regulation.

It is resolved that the Board's appointment by cooptation of Mr Alfonso López Casas on April 17, 2008 be ratified and that he be reelected director of the Company for the five-year term set forth in the bylaws, effective on the date this resolution is passed.

TWO

Delegation of powers to the Board of Directors to increase share capital one or several times, with or without issue premiums, with powers to exclude preemptive rights if deemed warranted, in the terms and conditions and within the time limits set forth in Article 153.1 b) of the Corporations Law.

Revocation of any unexercised powers granted in that regard as resolution six at the General Shareholders' Meeting on March 17, 2005.

I) To revoke any unexercised powers granted in the resolution passed as Item Six on the agenda of the Shareholders Meeting held on March 17, 2005, concerning delegation to the Board of Directors the power to increase share capital in accordance with the provisions of Article 153.1.b) of the Corporations Law.

II) To grant the Board of Directors the broadest and most sufficient powers provided for by law and in compliance with Article 153.1.b) of the Corporations Law, so that within a maximum term of five years from the date of the Shareholders Meeting, and without the need to call any additional meeting or seek additional authorization, the Board may implement one or various capital increases when the Board deems them warranted in the interest of the Company. The capital increase(s) shall be limited to a maximum of 10,956,775 euro, equivalent to one half of the Company's present share capital, and in order to do so the Board shall issue the corresponding new ordinary shares or any other type of shares permitted by law, with or without a share premium, in exchange for cash contributions and expressly admitting the possibility of a partial subscription of the shares as provided for in Article 161.1 of the Corporations Law.

The authorization granted herein includes the power to determine the terms and conditions of each capital increase and the characteristics of the shares, as well as the power to freely offer non-subscribed new shares within the term or terms for exercising preemptive rights, to amend the article in the Bylaws concerning share capital, and to take all measures to ensure that the new shares issued under the capital increase are admitted to trading on the stock exchanges on which the Company's shares are listed, in accordance with the procedures of each of those stock exchanges.

The maximum limit available at any time shall be deemed to include the amounts of any capital increases that, if warranted to cover the conversion of bonds or the exercise of newly-issued share warrants, may be implemented according to the resolution submitted at this same Shareholders Meeting as Item Three on the Agenda, or any future resolution that may replace it. The Board is likewise empowered to totally or partially exclude preemption rights in the terms set forth in Article 159.2 of the Corporations Law. This authorization may likewise be used to cover the compensation package granting stock options to the Company's executive directors and managers, approved as Item Five on the Agenda of the Annual Shareholders Meeting held on March 13, 2008. The Board of Directors is likewise empowered grant to the Executive Committee, the Chairman, or the Chief Executive Officer the delegable powers approved by virtue of this resolution.

THREE

Delegation of powers to the Board of Directors to issue fixed-income securities, either regular, convertible into newly-issued shares and/or exchangeable for outstanding stock in Prisa or other companies, warrants (options to subscribe new shares or to acquire outstanding stock in Prisa or other companies), promissory notes and preference shares. With respect to convertible and/or exchangeable securities or warrants, this includes the power to establish the criteria for determining the bases and types of conversion, exchange or exercise. Delegation of powers to the Board of Directors to increase capital as required in order to cover conversion of the bonds or exercise of the warrants, as well as the power to exclude the preferential subscription rights of shareholders and holders of convertible bonds or warrants with respect to newly-issued shares.

Revocation of any unexercised powers to issue convertible and/or exchangeable bonds granted at the Annual Shareholders' Meeting held on March 17, 2005 as item no. 7 on the agenda.

I) To revoke any unexercised powers granted in the resolution passed as Item Seven on the Agenda at the Annual Shareholders Meeting of March 17, 2005, concerning the delegation of powers to issue convertible and/or exchangeable debentures, as well as warrants and other similar securities.

II) To delegate to the Board of Directors, in accordance with the general rules governing the issue of debentures, and pursuant to Article 319 of the Companies Registry Regulation and applying by analogy the provisions of Article 153.1.b) of the Corporations Law, the power to issue simple or convertible and/or exchangeable fixed-income securities and warrants, as well as promissory notes and preference participations in the following conditions:

1. Securities included in the issue. The securities envisioned in these delegated powers may be debentures, bonds and similar fixed-income securities, whether simple or convertible into newly-issued shares in the Company and/or outstanding Company shares. These delegated powers may likewise be used to issue debentures exchangeable for outstanding shares in another company, whether a Group company or not, to issue warrants (options to subscribe new shares in the Company or to acquire outstanding shares in the Company or in another company, whether a Group company or not, which may be liquidated by the physical delivery of the shares or, if applicable, by the difference) that may, if applicable, be linked or in some way related to each issue of debentures, bonds and other similar simple fixed-interest securities implemented under these delegated powers or with other securities or financial instruments that the Company recognizes and which constitute debt. The delegated powers may likewise be used to issue promissory notes or preference participations.

2. Term. One or several securities issues may be implemented at any time within a maximum term of five (5) years from the date of the adoption of this resolution.

3. Maximum value. The total maximum value of the securities issue or issues envisioned under these delegated powers shall be Two Thousand Million Euro (2,000,000,000 €) or its equivalent in another currency.

To calculate the limit specified above, in the case of warrants, the sum of the premiums and exercise price of the warrants in each issue approved under these delegated powers will be taken into account. In the case of promissory notes, with respect to the aforementioned limit the current balance of the promissory notes issued pursuant to these delegated powers will be computed.

It should be noted that pursuant to the provisions of Article 111 of Law 24/1988, of July 28 on the Securities Market, the limit set forth in Article 282.1 of the Corporations Law does not apply to Prisa.

4. Extent of the Delegated Powers. The powers delegated to the Board of Directors herein include, but are not limited to, determining the value of each issue (within the total maximum limit); the place of the issue (national or foreign); the currency and, in the case of foreign issues, the equivalence in euros; the type of securities whether they be bonds or debentures (including subordinated bonds), warrants (which may likewise be liquidated by means of the physical delivery of shares or, if applicable, by differences), promissory notes, preference participations or any other lawful securities; the issue date or dates; the number of securities and their face value; the interest rate, the dates and procedures for coupon payments; whether they are perpetual or redeemable and, with respect to the latter, the redemption term and maturity date; the type of reimbursement, premiums and lots, guarantees; how the securities will be represented, whether with certificates or as book entries; preemptive rights and, if applicable, subscription procedures; anti-dilution clauses; the ranking system and, if applicable, subordination; the applicable legislation; application to have the securities issued admitted to trading on secondary markets, whether official or non-official, organized or not, national or international, complying with the current legal requisites in each case; and, in general, any other condition of current or future legislation, as well as, if applicable, appointing a trustee and approving the basic rules governing the legal relations between the Company and the syndicate of the holders of the securities issued, in the event deemed necessary or it is decided to form a syndicate. With regard to each specific issue implemented by virtue of these delegated powers, the Board of Directors may determine any matter not addressed in this resolution.

5. Bases and types of conversion and/or exchange. In the event of issuing convertible and/or exchangeable debentures or bonds, the following criteria shall be used in determining the bases and types of conversion and/or exchange:

(i) The securities issued by virtue of this resolution shall be convertible into new shares in Prisa and/or exchangeable for outstanding shares in the Company, in any of the Group companies, or in any other company, at a determined or determinable conversion and/or exchange rate, the Board of Directors being empowered to determine whether they are convertible

and/or exchangeable, as well as deciding whether conversion and/or exchange is mandatory or voluntary, and if voluntary, whether it is at the option of the holder or issuer, and the intervals and term set forth in the resolution implementing the issue, which may not exceed fifteen (15) years from the date of issue.

(ii) For convertible or exchangeable issues, the Board may determine that the issuer reserves the right at any time to choose between converting the securities into new shares or exchanging them for outstanding shares, defining the characteristics of the shares upon effecting the conversion or exchange, and being able to choose to deliver a combination of newly-issued and pre-existing shares or an amount in cash. In any case, the issuer shall afford equal treatment to all of the holders of fixed-interest securities that are converted and/or exchanged on the same date.

(iii) For the purposes of conversion and/or exchange, the fixed-interest securities shall be valued at their face value and shares at the exchange rate determined in the resolution passed at the meeting of the Board of Directors in which use of these delegated powers is made, or at an exchange rate determinable on the date or dates indicated in the Board's resolution, based on the quotation of Prisa's shares on the stock market on the date(s) or for the period(s) used as a reference in that same resolution, if warranted, with a premium or discount applied to that price, and in any event, the minimum shall be the greater of either (a) the average of the average weighted prices of Prisa stock on the continuous market of the Spanish stock exchanges during the period to be determined by the Board of Directors, which shall not exceed three months nor be less than 15 calendar days prior to the date the Board adopts the resolution to issue the fixed-interest securities, or (b) the closing price of Prisa stock on the same continuous market on the trading day prior to adopting the aforementioned issue resolution. The Board may determine that the valuation of the stock for the purpose of conversion and/or exchange may be different for each conversion and/or exchange date. In the case of exchanges for shares in another company (whether a Group company or not), if warranted and with the necessary adjustments, the same rules shall apply with regard to the quotation of those shares on the corresponding market.

(iv) In the conversions and/or exchanges, fractions of shares to be delivered to securities holders shall by default be rounded down to the nearest whole number, and each holder will receive any difference in cash.

(iv) In converting debentures into shares, in no event may the value of the share be less that its face value. Pursuant to Article 292.3 of the Corporations Law, debentures may not be converted into shares when the value of the former is less than the value of the latter. Neither may convertible debentures be issued for an amount less that their face value.

When approving an issue of convertible debentures pursuant to the powers conferred upon the Board of Directors at the shareholders meeting, based on the aforementioned criteria the Board shall issue a directors' report detailing the specific bases and types of conversion applicable to the issue in question. This report shall be accompanied by a corresponding report issued by the company auditors, as provided in Article 292 of the Corporations Law.

6. Bases and types of exercise applying to warrants. In the event of issuing warrants convertible and/or exchangeable for shares, to which by analogy the provisions of the Corporations Law governing convertible debentures shall apply, the following criteria shall be used to determine the bases and types of exercise:

   (i) Warrants issued by virtue of this resolution may grant the right to subscribe new shares issued by the Company or to acquire outstanding stock in Prisa or in another company, whether a member of the Group or not, or a combination of any of the above. In any event, when the warrants are exercised the Company may reserve the right to deliver new shares, outstanding shares, or a combination of the two, as well as liquidating any differences.

   (ii) The term for exercising warrants shall be determined by the Board of Directors, and may not exceed fifteen (15) years from the date of issue.

   (iii) The exercise price for warrants may be fixed or variable, depending on the date(s) or period(s) taken as a reference. In that regard, the price shall be determined by the Board of Directors at the time of issue or shall be determinable at a subsequent time based on criteria set forth in the resolution itself. In any event, the share price in question may not be less than the greater of either (i) the average of the average weighted prices of Prisa stock on the Spanish stock exchanges during the period to be determined by the Board of Directors, which shall not exceed three months nor be less than fifteen calendar days prior to the Board's adoption of the issue resolution, or (ii) the closing price of Prisa stock on the same continuous market on the trading day prior to adopting the aforementioned issue resolution. In the case of call options on already-existing shares in another company (whether a Group company or not), if warranted and with the necessary adjustments, the same rules shall apply with regard to the quotation of shares in that company on the corresponding market.

   (iv) When warrants are issued at a simple or at an at par exchange (one share per warrant), the sum of the premium or premiums paid for each warrant and its exercise price may never be less than the value of the underlying share considered in accordance with the provisions of section (iii) above, nor less than its face value.

When warrants are issued with a multiple exchange (at a rate other than one share per warrant), the sum of the premium or premiums paid for all warrants issued and their aggregate exercise price may never be less than the result of multiplying the number of shares underlying the total number of warrants issued by the value of the underlying share considered in accordance with the provisions of section (iii) above, nor less than their total face value at the time of the issue.

When approving an issue of warrants pursuant to the powers conferred herein, based on the criteria set forth above the Board of Directors shall issue a report detailing the bases and types of exercise specifically applicable to the issue in question. This report shall be accompanied by a corresponding report issued by the company auditors, as provided in Article 292.2 of the Corporations Law.

7. Rights of the holders of convertible securities. Until it is possible to convert and/or exchange the fixed-interest securities issued for shares or to exercise of warrants, their holders shall have all rights recognized them in current legislation and particularly, where applicable, those concerning preemptive rights (in the case of convertible debentures or warrants on newly-issued shares) and anti-dilution clauses where legally provided, unless the shareholders or the Board of Directors decide, pursuant to the terms and requisites of Article 159 of the current Corporations Law, to totally or partially exclude the preemptive rights of the shareholders and the holders of convertible debentures and warrants on newly-issued shares.

8. Capital increases and the exclusion of preemptive rights with respect to convertible securities. The powers conferred on the Board of Directors likewise include, but are not limited to, the following:

   (i) Pursuant to Article 159 of the Corporations Law, the power of the Board of Directors to totally or partially exclude the preemptive rights of shareholders and of holders of convertible debentures and, if applicable, holders of warrants on newly-issued shares when, within the framework of a new issue this becomes advisable in order to capture financial resources on international markets, to use bookbuilding techniques, to facilitate the entry of industrial or financial investors who may contribute to creating value and meeting the Groups strategic objectives, or for any other reason justified in the interests of the Company. In any event, if the Board decides to exclude preemption rights with respect to a specific issue of convertible debentures or warrants that it may issue by virtue of these delegated powers, upon approving the issue and pursuant to applicable legislation the Board shall issue a report explaining the specific company interests that justify that measure, which shall likewise be the object of a corresponding report from the company auditors to which Article 159.2 of the Corporations Law refers. Those reports shall be made available to shareholders and to the holders of convertible debentures and warrants on newly-issued shares and announced at the first shareholders meeting held subsequent to the issue resolution.

(ii) The power to increase capital as necessary to cover applications for conversion of the exercise of warrants on newly-issued shares. The Board may only exercise this power if the capital increases passed to cover the issue of convertible debentures or the exercise of warrants and any other capital increases that may have been approved by virtue of powers granted by the shareholders do not exceed the limit of one half of the amount of the Company's total share capital, pursuant to Article 153.1 b) of the Corporations Law. This authorization to increase share capital includes the power to implement one or several share issues necessary to cover the conversion or exercise of warrants, as well as to amend the company bylaws concerning share capital and, if required, the power to revoke any part of the capital increase not needed for the conversion into shares or exercise of warrants.

(iii) The power to specify and determine the bases and types of conversion and/or exchange, taking into account the criteria set forth in sections 5 and 6 above including, among others, determining the time for conversion and/or exchange or the exercise of warrants and, in general and in the broadest of terms, establishing any details or conditions necessary or advisable for each issue.

At subsequent Shareholders Meetings the Board of Directors shall inform shareholders of any powers delegated herein that it may have exercised at that time.

9. Admission to trading. Where applicable, the Company shall apply to have the debentures, bonds, preference participations, warrants and any other securities issued by virtue of these delegated powers admitted to trading on secondary markets, whether organized or not, official or nonofficial, national or international, the Board being authorized to take any measures necessary with the competent national and international securities markets authorities to ensure that they are admitted to trading.

10. Guarantee of fixed-interest securities. Within a term of five years the Board of Directors is equally authorized to guarantee on behalf of the Company and within the limit set forth above, issues of fixed-interest securities, whether convertible and/or exchangeable, including warrants, as well as promissory notes and preference participations that may be made by companies belonging to Grupo Prisa.

11. Sustitution: The Board of Directors is expressly authorized to grant to the Executive Committee, the Chairman, or the Chief Executive Officer any delegable powers granted the Board herein."

FOUR

Merger of SOGECABLE, S.A. Unipersonal into PROMOTORA DE INFORMACIONES, S.A.

4.1. Approval of the merger proposal.

In compliance with the provisions of Article 234.3 of the Corporations Law, it is hereby resolved to approve the projected merger of PROMOTORA DE INFORMACIONES, S.A. (surviving company) and SOGECABLE, S.A. Unipersonal (merged company), as planned and signed by the directors of both entities in the terms set forth in the merger project, which was approved by their boards of directors on October 3 and 7, 2008, respectively, and subsequently placed on file at the Madrid Companies Registry, the corresponding marginal entries having been entered therein.

4.2. Approval of the merger balance sheet.

Pursuant to Article 239 of the Corporations Law, after having been verified by the company's auditors at Deloitte, S.L., it is hereby resolved to approve PROMOTORA DE INFORMACIONES, S.A.'s merger balance sheet as per September 30, 2008, which was presented at the October 16, 2008 meeting of the company's board of directors and which follows the same methods and criteria used for the last annual balance sheet.

4.3. Approval of the merger of SOGECABLE, S.A. Unipersonal (merged company) into PROMOTORA DE INFORMACIONES, S.A. (surviving company) in accordance with the Merger Proposal.

Pursuant to article 240 of the Corporations Law and other related articles, it is hereby resolved to approve the merger of SOGECABLE, S.A. Unipersonal (Merged Company) into PROMOTORA DE INFORMACIONES, S.A. (Surviving Company), with the dissolution without liquidation of the Merged Company and transfer of its total assets to PROMOTORA DE INFORMACIONES, S.A., which shall acquire all of its rights and obligations pursuant to the merger project approved by the boards of directors of the Surviving Company and the Merged Company on October 3 and 7, 2008, respectively, and placed on file at the Madrid Companies Registry, which is the registry corresponding to the registered offices of the companies participating in the merger.

SOGECABLE, S.A. Unipersonal is a wholly-owned subsidiary of PROMOTORA DE INFORMACIONES, S.A., which is its sole shareholder. Thus, pursuant to Article 250 of the Corporations Law and as per the merger project, no increase in the Surviving Company's capital is envisioned as a result of the merger, nor will there be any share exchange. Likewise, no opinions with regard to the merger project are required from independent experts or the directors.

In compliance with the provisions of Article 228 of the Companies Registry Regulation and as part of the content of this merger project, the following information is being made available:

1. Identity of the companies participating in the merger

1.1 Surviving Company

PROMOTORA DE INFORMACIONES, S.A., domiciled in Madrid at 32 Gran Vía and having perpetual existence, was incorporated in a notarial instrument in the presence of Madrid Notary Public Mr. Felipe Gómez-Acebo Santos on January 18, 1972, as number 119 in his notarial records.

The company's bylaws were adapted to conform to the Corporations Law in a notarial instrument executed on July 31, 1990 in the presence of the Madrid Notary Public Mr. José Aristónico García Sánchez, as number 2411 in his notarial records.

PROMOTORA DE INFORMACIONES, S.A. is registered at the Madrid Companies Registry in General Volume 2836 as number 2159 of Section 3 of the Companies Book, on folio 54, page 19511, entry number 1.

PROMOTORA DE INFORMACIONES, S.A.'s Tax ID Number is A-28297059.

1.2 Merged Company

SOGECABLE, S.A. Unipersonal, domiciled in Tres Cantos (Madrid) at 6 Avenida de los Artesanos and having perpetual existence, was incorporated in a notarial instrument in the presence of Madrid Notary Public Mr. José Aristónico García Sánchez on April 12, 1989 as number 1385 in his notarial records.

SOGECABLE, S.A. Unipersonal is registered at the Madrid Companies Register on General Volume 9458 as number 8201 of Section 3 of the Companies Book, folio 122, page 87787, entry number 1.

SOGECABLE, S.A.'s Tax ID Number is A-79114815.

2. Types and procedures for share exchange

Since the Surviving Company PROMOTORA DE INFORMACIONES, S.A. owns 100% of the stock in the Merged Company SOGECABLE, S.A. Unipersonal, pursuant to Article 250 of the Corporations Law no capital increase in the Surviving Company is required, nor must any procedure for

exchange of the Merged Company's shares be provided in the merger project nor any date be set after which the new shares shall include rights to a participation in corporate profits.

Likewise pursuant to Article 250 of the Corporations Law, there are requirements to issue reports from the directors of the companies intervening in the merger or independent expert opinions with respect to the merger project.

Upon entry of the merger on the Companies Register, all shares in the Merged Company shall be fully cancelled.

3. *Date of the merger for accounting purposes*

Commencing on January 1, 2009 (inclusive) all transactions of the Merged Company shall for accounting purposes be deemed to have been carried out by the Surviving Company.

4. *Directors' special rights and privileges*

In the Merged Company and in the Surviving Company there are no special or preference shares of any type, nor are there persons having special rights other than those conferred in their respective shares. Thus no grant of special privileges nor offer of any type of options is warranted.

In the Surviving Company no privileges shall be granted to the directors of the companies participating in the merger. Pursuant to Article 250 of the Corporations Law, no independent experts shall intervene in this merger.

5. *Amendment of bylaws*

Given that SOGECABLE, S.A. Unipersonal holds a public service license to provide private television broadcasts, the directors of the companies participating in the merger deem it necessary to amend Article 2 of the bylaws of the Surviving Company ("Corporate Objective") to expressly reflect the provision of Article 18 of Law 10/1988, of May 3, on Private Television, concerning the indirect management of the public service of providing private television broadcasts.

The directors of the companies participating in the merger likewise deem it necessary to amend Article 6 of PROMOTORA DE INFORMACIONES, S.A.'s bylaws so that all shares in the Surviving Company may subsequently be registered shares, the foregoing likewise being a consequence of compliance with Article 18 of the aforementioned Law 10/1988.

Both of these amendments of the bylaws are hereby approved in the terms expressed in paragraphs 4.4 and 4.5 below.

Likewise, and pursuant to the provisions of Article 96 of Royal Legislative Decree 4/2004 of March 5 approving the Consolidated Text of the Corporate Tax Law, it is hereby resolved to submit the approved merger under the special tax regime envisioned in Chapter VIII of Title VII and the Second Additional Provision of the Consolidated Text of the Corporate Tax Law, passed under Royal Legislative Decree 4/2004. In that regard and pursuant to Article 96 of that Consolidated Text, the Ministry of Economy and Finance shall be notified of the merger as legally required.

<u>4.4. Amendment of article 2 (Object) of the company bylaws.</u>

Amendment of Article 2 of the Company Bylaws, so that it read as follows:

"Article 2. - . Corporate Objective

1. – The corporate objective includes:

a) Management and exploitation of all types of owned or third-party news and social communication media regardless of their technical support, including publication of printed newspapers, among others.

b) Indirect management of public television services pursuant to the conditions of the Company's administrative license, and the provision of all types of television and telecommunications services, including value-added services and telephone assistance.

c) Promotion, planning, and execution on its own account or on behalf of third parties, directly or through third parties, of all types of projects, businesses, or companies engaging in communication media, industrial, commercial, and service activities.

d) The incorporation of companies or firms, participation, which could also be a controlling interest, in other existing companies, and association with third parties in transactions or businesses through collaboration agreements.

e) The acquisition, direct or indirect holding, exploitation through leasing or other method, and the sale of all types of property and real estate assets, and rights.

f) The hiring and provision of advisory, acquisition, and third-party management services either through intermediation, representation, or any other type of collaboration method on own account or on behalf of third parties.

g) Involvement in capital and money markets through management of said markets, the purchase and sale of fixed income or equity securities or any other types of securities, on its own account.

2. - The aforementioned activities are understood to refer to national or international companies and firms, transactions or businesses, which meet the respective legal prescriptions.

3. – The activities forming part of the corporate objective may be carried out by the company totally or partially in an indirect manner, through holdings in other companies with a similar corporate objective."

4.5. Amendment of article 6 (Share Capital) of the company bylaws.

Amendment of Article 6 of the Company Bylaws, so that it read as follows:

"Article 6. Share Capital

Share capital is TWENTY-ONE MILLION NINE-HUNDRED THIRTEEN THOUSAND FIVE-HUNDRED AND FIFTY EURO (21,913,550€), divided into TWO HUNDRED NINETEEN MILLION ONE HUNDRED THIRTY-FIVE THOUSAND FIVE-HUNDRED (219,135,500) ordinary registered shares having a par value of TEN EURO CENTS (0.10€) each, all being of the same class and numbered consecutively from 1 through 219,135,500.

Share capital has been totally subscribed and paid in.

The Company may issue redeemable shares for a par value not to exceed a fourth of the share capital and in compliance with all other legally-established requisites.

Pursuant to the requisites for amending these bylaws, shareholders at the annual meeting may grant the Board of Directors the power to increase share capital pursuant to Article 153 of the Corporations Law."

4.6. Delegation of powers to implement the merger.

It is hereby resolved to grant the Company's Board of Directors sufficiently broad powers to proceed as it deems necessary or warranted to execute, develop and effectively implement all of the resolutions adopted herein, including but not limited to the following:

(i) To clarify, define and supplement the resolutions adopted and to resolve any doubts or aspects as required, correcting and amending any defects or omissions that may prevent or hinder the implementation or registration of the corresponding decisions;

(ii) To publish, in the manner prescribed by law, notices concerning the resolutions adopted at this shareholders meeting;

(iii) To settle and guarantee the debts of creditors who oppose the merger, pursuant to the provisions of the Corporations Law in that regard;

(iv) To take the decisions deemed necessary or warranted in order to implement the resolutions adopted, and to execute any notarial and/or private instruments and to carry out any act or enter into any legal transactions, contracts, operations or to make any declarations warranted for that same purpose;

(v) To execute the merger and supplementary public or private documentation in a notarial instrument, as required, so that the assets of the Merged Company may be incorporated into those of the Surviving Company;

(vi) To reflect in a notarial instrument the inventory of assets or others that may be deemed necessary or warranted in order to certify the Surviving Company's title to the assets and rights acquired as a consequence of the merger, and to have any registrable rights entered on the corresponding public registers in the name of the Surviving Company;

(vii) To consider as fulfilled or unfulfilled any condition with respect to obtaining the pertinent authorizations set forth in the merger project, and without having to seek a new resolution of the shareholders, to even abandon the merger and the amendment of the bylaws passed in relation to and as a consequence of the merger;

(viii) To delegate to the Executive Committee, to the Chairman or to the Chief Executive Officer any of the powers granted in the preceding paragraphs.

It is hereby likewise resolved to grant to the Chairman of the Board Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary to the Board Mr. Miguel Satrústegui Gil- Delgado the powers to either jointly or individually have these corporate resolutions reflected in a notarial instrument and in the presence of a Notary to execute any notarial instruments deemed necessary or warranted with respect to resolutions 4.1 through 4.5 above, without prejudice to any other power of attorney that they may presently hold.

It is hereby likewise resolved to grant to the Chairman of the Board Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary to the Board Mr. Miguel Satrústegui Gil- Delgado the powers to either jointly or individually appear before the competent administrative authorities, especially the Ministry of Economy and Finance; the Ministry of Industry, Tourism and Commerce; the National Securities Market Commission and the Stock Market Management Companies, as well as any competent authority, agency or institution, so that they may take any steps or measures required to fully implement the decisions taken by virtue of resolutions 4.1 through 4.5 above,

FIVE

Amendment of the resolution adopted under item five on the agenda of the Annual Shareholders Meeting of March 13, 2008 concerning the compensation package involving the grant of stock options to executive directors and managers of the company.

To modify the price for exercising the options provided under the fifth resolution passed at the annual shareholders meeting on March 13, 2008 with respect to the compensation package granting stock options to the company's executive directors and managers, so that the price is the simple arithmetic average of the closing price of the company's shares traded on the continuous market during the last 30 trading days prior to the date of this shareholders meeting.

SIX

Grant of authorization to the Board of Directors to interpret, amend, complement, execute and implement the resolutions passed at the Shareholders' Meeting, as well as to substitute the powers granted thereat, and authorization to have those resolutions recorded in a notarial instrument.

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Miguel Satrústegui Gil- Delgado joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

ITEM 13

Madrid, December 5, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. is attaching the texts of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer at the Extraordinary Shareholders Meeting held today.

Educación, información, entretenimiento

Grupo PRISA
President's speech
Extraordinary General Meeting
Madrid, December 5, 2009

Ladies and gentlemen shareholders.

We have called this Extraordinary General Meeting to put forward a series of proposals of crucial importance, and to present our shareholders with the management plan best suited to our current circumstances.

It is with much-needed realism and absolute confidence in our capabilities that we face the situation.

Our shareholders will see for themselves today that the organs of corporate governance have taken the appropriate decisions and that these decisions confirm both the health and solvency of our group.

We cannot be held responsible for the catastrophe that has engulfed the markets due to a change in the economic cycle but I can assure you that we are all too aware of the difficulties we are facing. The good news is that we are well equipped to face the future realistically, to overcome the obstacles ahead and to continue with our trademark policy of growth and profitability,

I am also aware that there have been misinformation campaigns from a number of segments of public opinion, orchestrated against our Group, and chiefly the result of disloyal competition and a scarcely disguisable desire to damage the credibility and prestige of a company which has such a deep social and intellectual significance in Spain and in Latin America. That's why I would like to convey to this meeting a message of tranquility and confidence. That same confidence that we have shared over years of constant growth and excellent results.

During that time, the energy and expertise of our professionals has consolidated our Group as leaders in the fields of education, information and entertainment in the Spanish-speaking world. The strategic vision of our company and our management style form part of our company's assets, assets we must hold on to if we are to continue being successful.

So, I'd like to stress that the company is doing well. That it is weathering the storm and that, thanks to its position of strength in the Americas and in Spain, thanks to diversification, thanks to the trust placed in us by our clients and users, thanks to the quality of our professionals, we remain an extraordinarily profitable company in every sense, despite the current situation. The CEO will soon run through some of the figures by way of illustration.

We have already outlined and explained our strategic plan and the factors that have informed our decisions. As this assembly will recall, we acquired a majority stake in Sogecable so as to shore up our position in that company and guarantee the level of control we deemed

necessary for the further development of our operations in the audiovisual sector. The merger between Prisa and Sogecable that we today ratify is the culmination of that project and is now fully operative.

Nevertheless the new circumstances in the debt market, the general economic climate, and Prisa's own capital structure require us to consider how to boost our own reserves to enable us to inject stability and clarity into our situation. That is why I am today asking Prisa shareholders for their support in granting the board of directors all the instruments and tools they may require to take the decisions they deem necessary. As you all know, our Strategic Plan – designed some years ago and communicated to the markets – includes disinvestment in certain assets, some of them of considerable value. This remains our most immediate goal, one we hope to see brought to successful conclusion. But we must bear in mind that there is a chance, given the current economic climate, that some transactions might not find a buyer at a reasonable price. However, Prisa will definitely not sell off any of its assets for less than their real value.

With regard to capital strengthening, we must, firstly, defend the interest of our shareholders and, secondly, guarantee an appropriate structure that will not distort nor put in danger the tangible and intangible value of the company. This is why I must stress, once again, that the Group controlled today by Prisa will continue to guarantee stability and policies of continuity of our company. That said, we aim to bring on board new investors who will support our mission and who will help us resolve our difficulties, while at the same time guaranteeing the maximum return to the company's current investors.

In light of the difficult times ahead, I believe it is crucial that we also give our executive teams the leverage they need, as much flexibility as possible and an unequivocal decision-making capability. I stand by the idea of configuring the group's presidency as a non-executive entity, strengthening instead its role not only as the maximum representative of the group and shareholders but also its role in controlling and safeguarding the operative management of the company, providing it with it independence it can only have if it does not form part of the Executive Team.

That is why the board of directors has decided this morning, after my proposal and unanimously, to appoint the CEO Juan Luis Cebrián president of the Executive Committee of Prisa.

I'd like to highlight here the work of the CEO as the company's leading executive and underline the decisive influence that his management and personality has on the group's development since the very beginning. Juan Luis Cebrián has the necessary moral authority, knowledge of our company and all the necessary talents and skills to

take on this role of leading executive. His assistance was crucial to Jesus de Polanco in the creation of Prisa and he has served me loyally and efficiently.

As well as dealing with the decisions which must be taken to see through our strategic plan and the reorganization of the Group, the board has asked him to oversee the plan to be taken over the next few years that will enable a smooth and orderly succession in the management of the company and the eventual generational hand-over within our teams.

My goal, as we enter this new phase for the board, is that the corporate governance of our company progressively and urgently adopts the methods that are characteristic of the most successful and efficient companies. The renewal of the structures of corporate governance cannot take place, however, until we tackle the process of financial restructuring.

Nevertheless, the board of directors also decided this morning to name current Media Capital CEO, Manuel Polanco, as the new chair for the executive committee. The board has also decided to create an International Advisory Board, a body present in many companies of our size, which will help the company president in many of his day-to-day responsibilities and which reflects our strong presence throughout 24 countries.

Ladies and gentlemen shareholders.

I trust that you are all aware of the importance of the decisions I have just announced and that you are aware too they are the result of my desire to give Prisa the best structure possible for effective corporate governance as we face the very real challenges ahead.

You can rest assured that at the root of this is my most earnest desire for the cooperation of each and every member of the board and my conviction that, no matter how great the difficulties are, we have the necessary determination and capacity to overcome them.

My message of absolute confidence is based on a conviction I share with all those in charge of governing our group that Prisa will emerge from this global crisis stronger than ever.

Thank you.

PRISA
Educación, información, entretenimiento

Speech of Grupo PRISA's CEO
Extraordinary General Meeting
Madrid, December 5, 2008

It was John Kenneth Galbraith who once said that "the economy doesn't exist in isolation from politics and let's hope it stays that way". Such an observation, made from the world of academia and as part of an intellectual debate, is just as true as ever as we awaken every day to the worsening recession. And politics, in its widest sense, is inherent not merely to economics but to businesses too. In the case of ours, the statement can be read on two levels: we could refer to how we govern ourselves internally and also to the special nature – political to be precise – involved in running a media business.

I'd like to thank the Board of Directors and its president for the trust they have placed in me by entrusting to me the role of president of the Executive Committee. This decision responds to the need for a united front and concerted action from the chief governing and administrative bodies of the company, particularly in light of the times we live in. What's more, I do not accept this new responsibility lightly, all too aware that it is an unavoidable duty in these troubled times. I am sincerely grateful to Ignacio Polanco for the warm exaggerated, I daresay, praise he has offered me. His lack of impartiality is, however, forgiven since it is the result of a long and mutual friendship.

This general meeting has been called, as our president has explained, so that Prisa shareholders and investors can grant the Board of Directors the mandate and powers it will require to take on the recapitalization process of the group and the restructuring of its debt. The merger with Sogecable is also crucially tied up with the further strengthening of our company, and this move, together with the synergies and savings that will be generated, will enable us to better face our financial obligations.

We are gathered here for this meeting as the financial storm rages, as the real economy suffers, as many companies and entire sectors of production, even countries, are driven to the brink of bankruptcy. But I will not be playing the blame game, if blame even comes into it, when I turn to analyze our problems. The level of debt incurred by Prisa is down to decisions that we have taken over the past three years. The wisdom or error of these decisions is open to debate. But this debate has to be set against the backdrop of the change in the global economic climate and the real problems the credit system is experiencing in the maintenance of minimum levels of liquidity that might guarantee normal production. We could have foreseen, as many did, the difficulties in store in some countries because of the property bubble. But nobody expected the panic that would then lead most developed economies into recession. The combination of a number of adverse factors has meant that, particularly since last May, the fall in demand, the rise in unemployment, and struggles faced by many companies have led to the biggest fall in advertising budgets in decades. Meanwhile, the so-

called credit crunch hit. The future for advertising looks grim and media companies have been punished by investors, who have fled the markets in a panic, adversely affecting companies with a high level of debt. Finally, the "Spain brand", so fashionable in recent years, has come under unfavorable scrutiny by experts who are convinced that the size of our property bubble and the inflexibility of our economy mean that recovery, when it comes, will be slower, more difficult and complex. These are the considerations, then, rather than the nonsense written by our competitors you'll read on internet, that explain why the fall in the value of Prisa shares is even greater than that suffered by the markets in general and by other sectors. The fall has also likely been influenced by a wish to damage us at a crucial juncture in our history. In any case, over the past few months market values have stopped obeying the most basic considerations and have ceased responding to the real future outlook of a business. They are governed, rather, by speculative movements similar to those which have brought the global economy to the brink of disaster. It is more urgent than ever, therefore, to review how regulatory bodies work since they have shown themselves incapable of safeguarding transparency and coherence in the workings of the markets.

Prisa's debt is intimately linked to the extraordinary growth of the company over the past decade. The Group has more than trebled in size since it went public in 2000; since then we've paid out 232 million euros in dividends, we have taken on the challenge of merging two pay TV satellite platforms and we have invested 4,900 million euros in takeovers, to which we should add 1,290 million in ongoing investment. All of this was done without drawing on our own resources, during a time of abundant and cheap credit, when financial institutions were queuing up outside company headquarters offering them bigger and bigger loans at almost negligible interest rates. It was in this climate that Prisa incurred a considerable debt, the origin and structure of which must be explained. There are three different credits, two syndicated and one a bridging loan. One of the first was taken out by Sogecable at the time of the merger between Via Digital and Canal Satelite and when political pressure from the Aznar government was becoming increasingly evident and within the context of a hostile environment for the company. So, of the 5,000 million of debt, around 1,000 million correspond to Sogecable and was used to finance the high cost of the merger between the two satellite TV platforms. After the merger, Prisa – a minority shareholder in Sogecable – now saw its stake fall to little over 16 per cent. This position of weakness in an extraordinarily successful company, originally set up by ourselves, led us to make a partial takeover in 2006 at 37 euros a share, thus costing almost another 1,000 million euros. That same year we also put in a bid for the Portuguese group Media Capital, triggering an obligatory takeover costing a total of 600 million euros. These operations were made possible by resorting to credit, not by turning to the market,

and in an environment that punished weaker companies. Months before launching the obligatory takeover of Sogecable, our consolidated debt was at around 2,800 million euros, or the equivalent of 4.8 times our EBITDA. Nobody thought this an outrageous sum and share value was at almost 17 euros en August 2007. A bridging loan signed with six banks valued at 1,900 million euros permitted the final bid for Sogecable. Our dealings with this company and our expansion in Portugal were part of an expansion strategy which we still follow today: growth in the audiovisual market and expansion in the Portuguese-speaking world, after the success of our educational branch in Brazil.

With regard to the audiovisual sector, our goal was and still is to focus on the production of content, taking advantage of a truly powerful distribution network while at the same time maintaining our commitment to reaching a global market with global brands, an experience we've already had in radio. Within this framework, the future of pay TV, one of our most valuable assets, looks difficult. We didn't have, nor do we now have, the financial or technical capabilities, nor sufficient control over world broadcasting rights, to be a global player in this sector. What's more, our satellite platform is more valuable in the hands of telecommunication providers, capable of distributing broadband and adding their existing products to the distribution of leisure and entertainment content. We decided, therefore, to disinvest, once we'd received our broadcasting license for Cuatro and had seen the very real market interest in Digital+.This interest is to be expected – the company's operating income this last year was over 1,500 million euros and predicted EBITDA is over 350 million. It's attractive to many potential buyers as initial offers have proved.

We launched an obligatory takeover bid on Sogecable, triggered by our taking control of the company, at 29 euros a share, 24% down on the previous year. Analysts and investors complained at what they considered too low a price as to be of interest to anyone. A month later, the general economic crisis began, leading shortly afterwards to a collapse in share values as people sold at any price. To sum up: the level of debt in our group was not, nor is it now, structural. It is due to a specific transition at a time we were restructuring our audiovisual assets. We were taken by surprise by the depth and the length of the crisis halfway through this process, just as so many others were. There is no panic. As a result of the sales process initiated by us, we have made progress in talks with a consortium headed by Vivendi-Canal+ (France), in which Telefonica is a participant, with a view to opening formal negotiations over the sale of our pay TV platform; and offers have come in from other sources. But you may be sure, ladies and gentlemen shareholders, that we will not sell this nor any other asset earmarked for disinvestment at prices that might prove unfavorable to the value of company. We can and we must tackle our financial situation with

solutions that guarantee the stability and future of our group. Which is why we have the support of our main banks and potential investors, some of whom we have been negotiating with for many months.

Accordingly, we are asking today that you delegate the Board of Directors with the power to use the instruments it might see fit to refinance the company. Our management teams and the users of our media will draw additional peace of mind from the fact that our president is committed to making sure that the control of our company is in no way affected by this process.

If we seem confident for the future of our company it is because we know how strong our company is, that it is better equipped than any other company in the sector to weather the storm. Our operations, across 24 countries, are all profitable. We rank first in daily press in Spain; first in free-to-view TV in Portugal; first in radio in Spain, Colombia and Chile; we're market leaders in education in practically every Spanish-speaking country and in Brazil; we lead in pay TV; and we have over 22 million unique users of our online products. All our businesses are in profit and we can boast important global brands with global recognition such as El País, Cuarenta Principales and Santillana. We hope to close this year with an operating income of 4,000 million euros and EBITDA of over 900 million. Across the board, and despite the depth of the downturn, in incomes, EBIT and EBITDA, PRISA is set to beat all its own records in 2008. In terms of organic growth, taking atypical operations such as sale of buildings out of the equation, the group will see a 2 per cent climb in income this year and will maintain its 19 per cent EBITDA margin over revenues. These figures show how robust our accounts are and illustrate our potential for generating income - two pillars on which we have to build our new share structure and upon which we must restructure our debt.

The outlook for next year, despite the recession, are equally promising. Although we have yet to finalize the budget, we envisage a fall in income of just 2 per cent and see no change in EBITDA margin over revenues. All this against a backdrop, this year of a 4.5 per cent fall in advertising revenues. The fall in these revenues, which for El Pais in 2008 were 20 per cent, have been partly balanced by the better performance of our radio stations in the Americas and the growth of Cuatro. Thanks to its market lead in radio broadcasting and in press, the group has suffered less – and will suffer less – than our competitors as the market falls. Meanwhile, our education division is showing a strong anti-cyclical trend, just as Digital+ subscriptions are. Similarly, we have been able to keep circulation figures up for our publications, boosting our market share even as cover prices went up. The bottom line is that advertising revenues are now just 30 per cent of income which puts us in a very different place to that of our competitors.

Of course it would be a mistake to underestimate the depth and the seriousness of the crisis which is affecting models of production, distribution of goods and services, the behavior of the global markets and the structural future of the media. None of our activities will remain untouched by the emergence of new technologies, behavior of new users and the scope of new markets. The changes we foresaw over the last decade are already here. They have already substantially affected music, and are now affecting TV and radio. These changes will affect the educational system and now the turn has come for daily press to face this new paradigm. The crisis itself, in its financial origins, is related to the evolution of markets influenced by digital networks and their ability to escape traditional regulatory control. It would be absurd, moreover, to go on behaving as if we were merely facing a crisis in the model of capitalist growth. What's happening is a shift within the model itself, which we are now seeing in distortions and anomalies. We would be irresponsible as administrators if we limited ourselves to merely correcting specific errors, looking at one-off changes and waiting till the storm passes. There are decisions which we must take immediately, no matter how painful they may be. But we must do so within the framework of a plan and with long-term goals which will give our group of companies a solid long-term future, and put it on as sure a footing, more so even, as it has been for the past 30 years. Everything we do in the short-term, from restructuring to refinancing, is aimed at maintaining our position of leadership and the growth of Prisa over the coming years. We have concrete initiatives in mind and we know how to carry them out.

Meanwhile, it will be necessary to undertake a number of austerity and savings measures, involving substantial cutbacks. Both our own financial situation as well as the recession demand nothing less. These measures will be outlined in the 2009 budget but we can tell you now that, despite the excellent results forecast, I have proposed to the Board of Directors that Prisa not pay out a dividend for this year. Executive salaries over 80,000 euros will hereby be frozen; the consumption of raw materials will be looked into; those loss-making activities which are not considered strategic will be closed; and we will continue the process of disinvestment in affiliates and companies, while establishing partnerships similar to those we have tested in our radio department by means of agreements which will enable us to reduce our debt and increase our potential for growth. We aim to reduce total expenditure by five per cent, paying particular attention to fixed costs of companies without damaging the quality of their products. We will not allow our cost-cutting program to adversely affect the future of our group, whose success is based on the excellent quality of our contents and products. We will also endeavor to maintain the maximum level of employment in the hope that this guarantee will mean that unions and workers' representatives will collaborate with management officials. At the same time, we will lay the new structural foundations for a new business model, with special

attention being paid to the latest technologies of the digital age. The age which saw newspapers and other media grouped together in giant, vertically structured conglomerates is over. In order to survive, in order to grow and develop, we need more flexible and dynamic structures than those we currently employ. To continue using these outdated structures would only damage our companies' performance and the job security of those who work for them.

We will also look at overhauling the management of the group, placing one single manager at the head of each division, with integrated policy at a corporate level coupled with a reduction in unproductive expenses. These plans will be helped considerably by the merger of Sogecable and Prisa. We hope to see considerable savings through the establishment of a single corporate center, the disappearance of duplication in management and by encouraging synergy among the different audiovisual operations (chiefly, Cuatro, TVI, NBP and Plural). The merger of Prisa and Sogecable will contribute to the creation of an extraordinary media group, unrivaled in the Spanish-speaking world. We will follow a similar strategy in print media, unifying services and systems so that our different publications can compete on the newspaper stands based on quality and not on their widely varied production structure. Similar strategies have already been applied to radio and education but we will need to pay special attention to our Latin American operations and bring in more homogenous and uniform methods when it comes to traditional and new , or recently acquired, companies. The globalization of our operations requires an organizational overhaul that will enable us to save resources and improve productivity.

Ladies and gentlemen shareholders.

We certainly can't wax lyrical about the current climate. But even the lyrical can do well at times like this – just look at El Pais's recent collection of poetry. But times are bad for passivity – the result of laziness and often the arrogance and egos that we often find in the world of communication and media. But as the media face up to the realities facing the sector – and we merely need to look at the front pages every day – we must also consider the unique role we play in culture, education, fostering free speech and the construction of public opinion. I must confess that I am more than a little skeptical when I listen to the demands from some of our colleagues in the sector that the government offer us some form of bailout plan. The basic role of the media in democracy means that rather than require government help, what we need is the removal of obstacles and unnecessary intervention. The best help any government could give would be to bring in a zero VAT rate for newspapers; coordinate educational policy to put an end to costly and unproductive fragmentation; eliminate the public financing of state television; limit the budgetary abuses in the bids for audiovisual rights;

bring transparency to the sale of sports broadcasts; stop the one-upmanship whereby Spain is planning to turn off analogue TV two years before everyone else in Europe; take a stand against the clientelism in the granting of radio and TV broadcast licenses and establish objective criteria which do not take into account the editorial line of the applicants; establish reciprocity for foreign investors in our country; foster competitive pricing in broadband supply; fight piracy and the abuses in the administration of intellectual rights. These are just some of the things that can be done in the short term and with little cost to the public purse. And the authorities will find that there's a broad consensus among rival businesses and entrepreneurs on this. It would have immediate positive effects on the development of companies, ensuring the survival of some, and the saving of jobs in these difficult times. Times at which the media, both feted and persecuted by authorities the world over, is more necessary than ever to bring a message of confidence to the public, to foster a sense of solidarity amid the economic and social disaster we face. If we are to be useful, if we are to contribute to the welfare if all, we need to lead by example. That will enable us to be more efficient and profitable, will enable us to improve the return to our investors, will enable us to save jobs and give something back to the community. That is what we will do in defense of the future that belongs to us all and for which thousands of us in this company have worked ceaselessly for over 30 years.

Thank you.

ITEM 14

Madrid, December 19, 2008

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held yesterday the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. approved a Compensation Package delivering stock options in the company to Grupo Prisa executive directors and managers, as per the authorization granted therefor at the Shareholders Meeting of March 13, 2008, as well as the Shareholders Meeting of December 8, 2008 at which the stock option exercise price was amended.

At the Corporate Governance, Appointments and Remuneration Committee's proposal, the Board of Directors resolved to offer 177,500 stock options to the company's executive directors and 1,378,000 options to Grupo Prisa managers.

Each option grants the right to purchase or subscribe one share in the company. Options may be exercised from commencing on December 31, 2009 through March 31, 2010 at a price of 2.94 euro per share.

ITEM 15

Madrid, January 20, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that PROMOTORA DE INFORMACIONES, S.A. (PRISA) has sold to AKAISHI INVESTMENTS, S.L. its 25% shareholding in the Bolivian company INVERSIONES EN RADIODIFUSIÓN, S.L., owner the television broadcasting network ATB, for 4,100,000 dollars.

AKAISHI INVESTMENTS, S.L. has likewise acquired a call option on GRUPO PRISA's shares in the Bolivian company INVERSIONES GRUPO MULTIMEDIA DE COMUNICACIONES, S.L. owner of the LA RAZON and EL EXTRA newspapers.

ITEM 16

Madrid, February 19, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce the replacement of the secretary to the Board of Directors of PROMOTORA DE INFORMACIONES, S.A., at its meeting held today.

Mr. Miguel Satrústegui Gil-Delgado tendered his resignation as secretary to the Board. The Board of Directors unanimously thanked Mr. Satrústegui for his personal and professional devotion to the Board and for his contribution to PROMOTORA DE INFORMACIONES S.A.'s business project.

At that same meeting, and after having received a favorable opinion from the Corporate Governance, Appointments and Remuneration Committee, Mr. Iñigo Dago Elorza was appointed non-member secretary to the Board.

ITEM 17



PRISA
Educación, información, entretenimiento

Annual Results
January- December 2008

February 19th 2009



JANUARY- DECEMBER 2008

PRISA´S EBITDA REACHED €948.34 MILLION (+21.6%).

Revenues increased by 8.3% to reach €4,001.35 million and EBIT was €698.19 million (+34.3%).

- **Santillana increased** its revenues by **8.5%** and improved its **EBITDA** by **12.0%** to €134.35 million. The publishing group breaks its records. It is worth highlighting the performance of education in **Spain** (+15.2%), **Venezuela** (+38.6%), **Argentina** (+19.4%) and **Perú** (+96.7%). Regular sales in **Brazil** increased by 30.0% compared to the previous year.

- **Cadena SER**, with 4,705,000 listeners according to the third survey of EGM, maintained its **leadership** position and surpassed the sum of its three main competitors′ audience in the private generalist radio. All the programs of SER continued being leaders in their respective 24 hours a day slots.

- **International Radio revenues increased** by 7.0% to reach €94.80 million and improved its EBITDA margins.

- In spite of the declining of the market, the sale of newspapers and magazines remained stable, **El País strengthened its leadership position** and finished 2008 with a average daily circulation of 431,034 copies. El País designed **a new organizational model** and **merged** its **printed** and **online versions. Box New Publicidad** has been created to **jointly commercialize advertising** for **press** and **internet**.

- Revenues from **Sogecable** registered a new record as of December 31st 2008, and reached €1,872.87 million. It is worth highlighting the **improvement of its financial position.**

- **DIGITAL+ increased its EBIT** by 34.6% to €237.83 million, improving its margins significantly (15.4% versus 11.6%).

- **Cuatro increased its revenues by 13.7%** and reached **an average audience share of 8.6%** in 2008, only in three full years of broadcasting (7.7% in 2007).

- **TVI (Portugal)** maintained its leadership in 2008 and registered its best audience data, with an average audience share of 36.0% and 41.3% in prime time. **TVI increased its advertising** revenues by 4.9% in 2008.

- **Revenues from audiovisual production** increased by 10.9%.

- **Internet (Prisacom)** continued a positive trend and **increased advertising revenues** by 22.4%.

- Prisa **sold three of its main buildings** for a total amount of **€300** million.

- Implementation of a **cost saving plan.**

Other important events during the year 2008 were the following:

- **Prisa acquired 100% of Sogecable** after the end of the tender offer process.
- As of December 5th, 2008, Prisa held an **Extraordinary General Meeting** and approved **the merger between Sogecable and Prisa**. Shareholders and investors gave the Board of Directors the authority **to recapitalize** the Group and **restructure its debt.**
- Following the announcement of **Ignacio Polanco** to become a **non executive Chairman**, **Juan Luis Cebrián** (Prisa´s CEO) was appointed **Chairman of the Executive Committee**. **Manuel Polanco** was appointed as a **new member** of the **Executive Committee** and an International **Advisory Committee** will be created.
- **Prisa ceased its activity in Localia TV.**
- Prisa **formalized the investment agreement** already announced in December 2007 by means of which **3i Group plc** takes an 8.14% stake in **Union Radio.** 3i will increase its stake up to 16.63% investing €125 million through different capital increases, reaching a total investment of €225 million.
- Prisa reorganized its audiovisual production activity within Media Capital joining **audiovisual production activities in Spain and Portugal.**
- The **Media Capital magazines** business is being integrated within Progresa.
- Prisa reduced its stake in **Iberbanda** from 21.69% to 15.38%.

Changes in the scope of consolidation:

- **Media Capital** has been fully consolidated in Prisa´s figures since February 1st, 2007.
- **Iberoamericana Radio Chile** has been fully consolidated since July 1st, 2007.
- **Regional Press** (El Correo de Andalucía, Diario Jaén and Novotécnica) ceased to contribute to the consolidated figures on July 1st, 2007 after its disposal.
- **Localia TV** is included in the 2008 profit and loss account as a **discontinued activity.** In 2007 the profit and loss account reflected the revenues and losses of the activity.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - DECEMBER 2008	2007	Chg.%
Operating Revenues	**4,001.35**	**3,696.03**	**8.3**
EBITDA	**948.34**	**779.62**	**21.6**
EBIT	**698.19**	**519.93**	**34.3**
Net financial result	**(397.07)**	**(195.26)**	**(103.4)**
Interest on debt	(290.94)	(185.96)	(56.5)
Other financial results [1]	(106.13)	(9.30)	-
Result from associates	**(8.94)**	**(35.67)**	**74.9**
Profit before tax	**292.18**	**289.00**	**1.1**
Income tax expense	(90.44)	(26.92)	-
Results from discontinued activities	(75.35)	0.00	-
Minority interest	(43.40)	(70.11)	38.1
Net profit	**83.00**	**191.97**	**(56.8)**
EBITDA Margin	**23.7%**	**21.1%**	
EBIT Margin	**17.4%**	**14.1%**	

OPERATING REVENUES

Revenues increased by 8.3% to reach €4,001.35 million, compared to €3,696.03 million in 2007. By **line of activity**, the breakdown is as follows:

€ Million	JANUARY - DECEMBER 2008	2007	Chg.%
Advertising	1,067.07	1,122.27	(4.9)
Books and training	579.74	536.47	8.1
Newspapers and magazine sales	209.86	210.52	(0.3)
Subscriber revenues	1,141.10	1,136.32	0.4
Audiovisual production revenues	347.79	313.71	10.9
Add-ons revenues	73.10	88.09	(17.0)
Revenues from fixed assets	297.10	22.38	-
Other revenues [2]	285.58	266.27	7.3
Total operating revenues	4,001.35	3,696.03	8.3

[1] Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, allowances on loans to associates, revenues coming from current financial investments and other financial results.

[2] Include: services of telephone marketing, transmission services, advertising services, magazine services, distribution services, printing sales, events, music sales, e-commerce, Internet services, bookshops sales, rentals and other revenues.

Revenue contribution by line of activity:


29%
27%
14%
9%
5%
2%
14%
31%
30%
15%
8%
6%
2%
8%
Subscribers
Advertising
Books and training
Audiovisual production
Newspapers and magazines
Add-ons
Others*
January- Dec. 2008
January- Dec. 2007

* In 2008, "Others" include the capital gain coming from the sale of the Real Estate (€226.78 million). Excluding this impact, advertising revenues would have represented 28% of the total Group revenues.

Geographic breakdown:


January- December 2008
19%
81%
Spain
International


January- December 2007
20%
80%

In 2008, revenues coming from the international area accounted for 19%. The 53% of the International revenues came from Santillana, 32% from Media Capital and the remaining from press and radio activities.

The breakdown of international revenues by country is the following:


January- December 2008
Others 14%
Brazil 19%
Venezuela 5%
Mexico 11%
Argentina 4%
Chile 5%
Colombia 9%
Portugal 33%


January- December 2007
Others 13%
Venezuela 3%
Brazil 21%
Mexico 11%
Argentina 4%
Chile 4%
Colombia 10%
Portugal 34%

➢ Advertising

Total advertising revenues (€1,067.07 million) decreased by 4.9%, improving the estimates for the overall market, due to the leadership of the Group´s brands, the diversified portfolio of its clients and its exposure to national, local and international advertising.

€ Million	JANUARY - DECEMBER 2008	2007	% Chg.
Press	**219.50**	**272.49**	**(19.4%)**
El Pais	170.00	218.22	(22.1%)
AS	19.88	21.67	(8.3%)
Cinco Días	10.88	11.73	(7.2%)
Regional Press/ Dominical [1]	3.51	8.69	(59.6%)
Magazines [2]	12.69	9.72	30.5%
International Press	3.93	3.98	(1.4%)
Consolidation adjustments	(1.38)	(1.53)	9.9%
Radio	**348.27**	**353.85**	**(1.6%)**
Radio in Spain	259.20	270.55	(4.2%)
International Radio [3]	89.25	82.82	7.8%
Music	0.00	0.50	(100.0%)
Consolidation adjustments	(0.19)	(0.02)	---
Audiovisual	**491.90**	**491.70**	**0.0%**
Sogecable	319.11	301.19	5.9%
Cuatro	292.92	272.70	7.4%
Digital+	26.20	28.49	(8.1%)
Media Capital [4]	172.79	170.46	1.4%
Local TV [5]	---	20.05	---
Digital	**19.35**	**15.81**	**22.4%**
Others	**0.29**	**0.11**	**173.0%**
Consolidation adjustments	(12.24)	(11.68)	(4.8%)
TOTAL	**1,067.07**	**1,122.27**	**(4.9%)**

1. In 2008, Regional Press includes figures coming from the El Dominical supplement. El Correo de Andalucía and Diario Jaén contributed to advertising revenues until June, 2007.
2. Magazines includes the activity of the Portuguese magazines since August 2008, previously included in Media Capital.
3. Iberoamericana Radio Chile has been fully consolidated since July 1st, 2007.
4. Media Capital has been fully consolidated since February 1st, 2007.
5. Local TV is included in the 2008 figures as a discontinued activity.

➢ **Books and training**

Books and training sales increased by 8.1% (€579.74 million compared to €536.47 million in 2007).

In the **northern campaigns**, **Spain** stood out, increased its revenues by €25.66 million compared to 2007 (+15.2%), and **improved its market share**. It is also worth highlighting the regular campaign of **Venezuela**, where revenues increased by 38.6% to reach €33.87 million, **breaking its records**.

The evolution of the **southern campaigns** has been very positive. It is worth highlighting **Argentina** (+19.4%) and **Peru** (+96.7%). Revenues coming from the **regular campaign** of **Brazil** increased by 30.0% compared to 2007. Regarding the institutional sale in Brazil in 2008, a replacement year within Brazil's institutional sale cycle, revenues amounted to €61.56 million and the market share for Primary and Secondary reached 26%.

Geographic breakdown of revenues:

January- December 2008


Rest of Latam 11%
Spain &Portugal 35%
Brazil 23%
Chile 3%
Argentina 4%
Venezuela 6%
Mexico 11%
Colombia 3%
Peru 4%

January- December 2007


Rest of Latam 12%
Spain& Portugal 33%
Brazil 28%
Chile 3%
Argentina 3%
Venezuela 4%
Mexico 12%
Colombia 3%
Peru 2%

Depreciation of dollar against the euro negatively affected Santillana revenues by €22.05 million. Discounting this currency effect, revenues would have increased by 12.4%.

➢ **Newspapers and magazines**

Newspapers and magazines sales (€209.86 million) remained stable compared to 2007.

In February 2008, **El País** increased its cover price for the Sunday edition by €0.20 to €2.20. At the end of May 2008, the daily edition increased its cover price by €0.10 € to €1.10.

El País has merged its printed and online versions and has designed a **new organizational model** to update its production and editorial structure to gain competitiveness. This new

organization includes the set up of two additional companies: administrative and technological services and production.

In the current environment **El País**, with an average daily circulation of 431,034 copies, **has strengthened its leadership position.** El País average daily circulation has slightly decreased compared to the previous year, but it has widened the gap with its main competitor.

According to the **third survey of EGM**, El País has **renewed its hegemony** among paid press, registering an average of 2,218,000 daily readers. The gap between El País and its main competitor reached 870,000 readers (+64.5%), a 4.1% over last year.

In 2008, **AS continued to reduce the distance with its main competitor** and reached an average daily circulation of 230,492 copies. AS maintained its leadership position in Madrid and ended 2008 being the leader also in Castilla La Mancha. In Cataluña, and especially in Barcelona, AS has maintained its position ahead of its main competitor and continued to grow in the rest of Spain.

AS reached 1,266,000 readers according to the last survey of EGM and gained 96,000 readers in the last year.

Cinco Días reached an average daily circulation of 40,077 copies in 2008. This represents a slight decrease compared to the circulation of 2007 (-1.2%), when Cinco Días registered its record of circulation.

In 2008, Cinco Días **registered profits during four consecutive years** and obtained its best audience figure according to the third survey of EGM, reaching 90,000 readers.

Average daily circulation of the Group's newspapers

	January- Dec. 2008	January- Dec. 2007	Chg. %
El País	431,034	435,083	(0.9)
AS	230,492	233,529	(1.3)
Cinco Días	40,077	40,552	(1.2)

(*) 2008 figures audited by OJD until June.

> **Subscriber revenues**

Subscriber revenues reached €1,141.10 million (+0.4%).

The subscriber base of **DIGITAL+** as of December 2008 reached 2,035,000 subscribers. The average revenue in the fourth quarter stood at €44.5 per subscriber per month:

DIGITAL+ ARPU evolution (euros)


48.7
10.3
38.4
1Q08
43.3
5.0
38.3
2Q08
41.6
3.2
38.4
3Q08
44.5
6.5
37.9
4Q08
Subscribers
PPV Services

The churn rate as of December 2008 stood at 13.2% (11.9% as of December 2007).

> **Audiovisual Production**

Audiovisual production revenues increased by 10.9% to reach €347.79 million compared to €313.71 million in 2007.

This line includes the activities of selling audiovisual rights, the sale and production of programs, the revenues coming from the cinema distribution activity and the sale of different channels to cable operators at Sogecable. Revenues coming from the sale and production of programs in Plural reached €54.18 million in 2008 (+18.8%).

> **Add-ons revenues**

Add-ons revenues reached €73.10 million (-17.0%).

The Group continued managing its **international add-on activity** in Europe and Latam through **Prisa Innova**. Prisa Innova generated €13.96 million compared to €9.06 million in 2007 (+54.1%) with an EBITDA of €2.51 million (+46.0%).

> **Revenues from fixed assets**

Revenues from fixed assets reached €297.10 million in 2008. This figure includes the capital gains from the following operations:

- Sale of three of the main buildings of the Group in Madrid and Barcelona to Longshore, S.L. (€226.78 million of capital gain, €300 million of cash received).
- Sale of a stake in Unión Radio to 3i Group plc (€59.68 million).
- Sale of 50% of Jetix Spain (€3.85 million).
- Sale of a 10% stake in Radio Zaragoza (€3.17 million).

In 2007 revenues from fixed assets included the following capital gains:

- Disposal of Media Capital´s outdoor business (€16.88 million).
- Disposal of Regional Press (€3.47 million).

EBITDA

The EBITDA reached €948.34 million compared to €779.62 million obtained in 2007 (+21.6%).

EBITDA (€ Million)


948.34
Sogecable: 320.83
Digital+: 367.34
Cuatro: -46.50
Media Capital*: 61.22
381.84
Latam: 88.27
Spain & Portugal: 46.08
134.35
Radio in Spain: 88.11
Int. Radio: 12.24
Music: 2.10
102.45
El País: 52.76
AS: 10.76
Others: 3.41
66.93
2.72
GDM: 9.25
Distribution: 1.51
Others**: 249.31
260.06
TOTAL
Audiovisual
Education
Radio
Press
Digital
Others

* Media Capital includes 2008 Plural figures.
** "Others" include mainly the activities of Prisa Innova, Real Estate and Head Quarters.

The EBITDA margin was 23.7%, compared to 21.1% obtained last year. This improvement is mainly due to the sale of three of the main buildings of the Group.

The EBITDA of **Editorial** increased by €14.43 million (+12.0%), with an improvement in margins. Margins in Latam increased to 22.5% and improved by one point.

Pay TV activity increased its EBITDA by 10.4% compared to last year. The operations of **Cuatro** included the exploitation of the Eurocup.

EBIT reached €698.19 million (€519.93 million in 2007), an increase of 34.3%. Within this improvement it is worth highlighting **Digital+**, which increased its EBIT by 34.6% to reach €237.83 million and improved its margins by almost four points. The EBIT margin in the Group was 17.4% compared to 14.1% of the previous year.

The net financial result was a €397.07 million loss, compared to a loss of €195.26 million registered in 2007.

Debt financial expenses (€290.94 million) increased by €104.98 million, due to a higher average interest rate as well as to a higher level of debt incurred for new acquisitions, mainly Sogecable.

In addition, during 2008 €88.31 million were registered as a financial expense due to the deterioration of loans to the Printing business.

Results from associates was a loss of €8.94 million compared to the loss of €35.67 million last year. In 2007, the Printing business included the impact of its restructuring plan.

The income tax expense compares negatively with the previous year as it includes the tax coming from the sale of the Real Estate in 2008. In 2007 a deduction was registered in this line due to the acquisition of Media Capital (€36.64 million).

Results from discontinued activities include the impact of the cessation of the activity in Localia as well as its 2008 operating results.

The change in the result attributable to **minority interests** is mainly due to the increase in the stake in Sogecable in 2008 up to 100%.

Net profit reached €83.00 million compared to €191.97 million in 2007 (-56.8%). This evolution is mainly explained because the negative impact of the financial expenses as well as to the extraordinary losses registered in 2008.

BALANCE SHEET

€ Million	ASSETS 12/31/2008	ASSETS 12/31/2007
FIXED ASSETS	**6,512.27**	**4,832.05**
Property, plan and equipment	397.93	423.16
Investment property	0.03	0.09
Goodwill	4,302.74	2,420.08
Intangible assets	400.08	444.34
Long term financial investments	93.34	157.17
Investment in associates	12.94	13.25
Deferred tax assets	1,298.47	1,364.97
Other non current assets	6.73	9.00
CURRENT ASSETS	**1,594.30**	**1,621.42**
Inventories	306.08	325.16
Accounts receivable	1,237.95	1,215.98
Short term financial investments	0.84	7.46
Cash & cash equivalents	49.43	72.83
ASSETS HELD FOR SALE	**0.52**	**72.89**
TOTAL ASSETS	**8,107.09**	**6,526.36**

€ Million	LIABILITIES 12/31/2008	LIABILITIES 12/31/2007
SHAREHOLDERS EQUITY	**1,258.24**	**1,353.55**
Issued capital	21.91	22.04
Reserves	1,052.06	927.93
Income attributable to the parent company	83.00	191.97
Minority interest	101.27	211.61
NON CURRENT LIABILITIES	**2,751.37**	**3,124.84**
Long term financial debt	2,348.08	2,558.37
Issued exchangeable bonds	---	158.41
Deferred tax liabilities	79.28	112.93
Provisions	74.81	67.35
Other non current liabilities	249.21	227.79
CURRENT LIABILITIES	**4,097.48**	**2,047.97**
Short term financial debt	2,532.09	536.05
Trade accounts payable	1,257.95	1,233.14
Other short term liabilities	280.88	245.48
Accrual accounts	26.56	33.31
TOTAL LIABILITIES	**8,107.09**	**6,526.36**

The increase in the "Goodwill" is due to the increase in Sogecable stake up to 100%.

The exchangeable bond was settled in cash as of December 19th 2008.

INVESTMENTS

Total investments reached €2,262.08 million. By business units, investments were as follows:

€ Million	CAPEX	Long term financial investments	TOTAL
Press	**10.30**	**0.92**	**11.21**
El País	7.88	0.92	8.80
AS	0.09	---	0.09
Cinco Días	0.03	---	0.03
Magazines	0.17	---	0.17
International Press	0.16	---	0.16
Others	1.95	---	1.95
Radio	**17.23**	**11.56**	**28.79**
Radio in Spain	11.21	0.24	11.45
International Radio	5.85	---	5.85
Music	0.17	11.32	11.49
Education-Publishing	**52.05**	**---**	**52.05**
Audiovisual	**98.88**	**0.70**	**99.58**
Sogecable	72.23	0.22	72.45
Media Capital	26.21	0.17	26.38
Local TV	0.44	0.31	0.76
Digital	**3.06**	**---**	**3.06**
Others	**8.98**	**2,058.42**	**2,067.40**
Prisa	3.79	2,056.89	2,060.69
Distribution	3.36	1.35	4.70
Prisa División Inmobiliaria	1.07	0.18	1.25
GDM	0.74	---	0.74
Others	0.02	---	0.02
Total	**190.49**	**2,071.59**	**2,262.08**

NET FINANCIAL POSITION

Net financial position as of December 31st 2008, including Sogecable's subordinated debt, reached €5,044.10 million compared to €3,216.51 million as of December 2007.

NET DEBT	€ Million	
	12/31/2008	12/31/2007
Prisa (includes Media Capital)	4,008.06	2,157.66
Sogecable	821.84	856.48
Net bank debt	4,829.90	3,014.13
Sogecable- subordinated debt	214.20	202.38
Toral net debt	5,044.10	3,216.51

Prisa's net financial position increased by €1,850.40 million compared to December 2007, due to the increase in Sogecable stake up to 100% as well as the settlement of the exchangeable bond in cash. These figures were partially offset by the €300 million cash received from the disposal of the real estate. It is worth highlighting the improvement in Sogecable's net financial position.

As of December 5th 2008, Prisa held an **Extraordinary General Meeting** in which its shareholders and investors gave the Board of Directors the authority to **recapitalize** the Group and **restructure its debt**.

CASH FLOW STATEMENT

€ Million	12/31/2008	12/31/2007
EBITDA	**948.34**	**779.62**
Change in working capital	(8.96)	(29.16)
Capex	(190.49)	(212.60)
Operating cashflow	**748.89**	**537.86**
Financial investments	(2,071.59)	(655.62)
Interests paid	(268.93)	(180.05)
Dividends paid	(48.68)	(47.35)
Taxes paid	(31.76)	10.08
Other	(155.51)	(122.85)
NET DEBT CHANGE	1,827.59	457.93

It is worth highlighting the **improvement of the working capital**, as well as the **reduction in Capex**. Excluding the sale of the real estate, operating cash flow reached €534.14 million, in line with the previous year.

In 2008 "Others" include mainly the settlement in cash of the exchangeable bond (€162.30 million).

APPENDIXES

Appendix I: GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Press, Radio, Education-Publishing, Audiovisual** and the **Digital** area (the latter operates across all other areas):


% revenue contribution
13%
10%
15%
54%
Press
Radio
Education
Audiovisual
• El País
• As
• Cinco Días
• Magazines
• International Press
• Radio in Spain
• International Radio
• Gran Vía Musical
• Education (Spain, Portugal, Latam and USA)
• General Editions
• Training
• Bookshops
• Sogecable
• Media Capital (*)
- Audiovisual Production
1%
Digital/Internet

Additionally, the Group includes other businesses such as Distribution, the Advertising Agency (GDM), Prisa Innova, Real Estate, Head Quarters and Printing (Dédalo).

In 2008, Prisa ceased its activity in Localia TV. Localia TV figures were previously registered in the Audiovisual segment.

(*) Although Media Capital includes other activities, it is integrated in the Audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and audiovisual production. In 2008, Media Capital has consolidated all the audiovisual production of the Group and has transferred its magazine activity to the Press business unit.

Appendix II.I.

OPERATING REVENUES	JANUARY - DECEMBER		
€ Million	2008	2007	% Chg.
Press	**503.94**	**572.28**	**(11.9%)**
El Pais	353.66	411.90	(14.1%)
AS	82.66	87.50	(5.5%)
Cinco Días	19.34	20.05	(3.5%)
Regional Press/ Dominical	6.49	17.94	(63.8%)
Magazines*	34.77	28.40	22.4%
International Press	8.45	8.01	5.6%
Consolidation Adjustments	(1.43)	(1.52)	5.7%
Radio	**415.26**	**422.76**	**(1.8%)**
Radio in Spain	295.47	307.83	(4.0%)
International Radio	94.80	88.60	7.0%
Music	26.07	29.70	(12.2%)
Consolidation Adjustments	(1.08)	(3.38)	67.9%
Education - Publishing	**607.65**	**560.00**	**8.5%**
Spain & Portugal	214.77	187.03	14.8%
Latam & USA	392.88	372.98	5.3%
Audiovisual	**2,169.09**	**2,105.73**	**3.0%**
Sogecable	1,872.87	1,809.65	3.5%
Digital +	1,546.12	1,522.16	1.6%
Abonados	1,141.10	1,136.32	0.4%
Publicidad	26.20	28.49	(8.1%)
Otros	378.82	357.35	6.0%
Cuatro	326.75	287.49	13.7%
Media Capital**	309.47	292.93	5.6%
Local TV***	---	27.12	---
Consolidation Adjustments	(13.25)	(23.96)	44.7%
Digital	**36.54**	**34.67**	**5.4%**
Other Revenues	**433.90**	**129.86**	---
Distribution	41.73	39.13	6.6%
GDM	28.20	26.36	7.0%
Others****	363.97	64.36	---
Consolidation adjustments	**(165.03)**	**(129.26)**	**(27.7%)**
TOTAL	4,001.35	3,696.03	8.3%

* Magazines includes the Portuguese magazine activity since August 2008, which was previously included in Media Capital

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Local TV is included in the 2008 figures as a discontinued activity.

**** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES € Million	JANUARY - DECEMBER 2008	2007	% Chg.
Press	**452.37**	**450.77**	**0.4%**
El Pais	314.10	311.50	0.8%
AS	72.27	72.70	(0.6%)
Cinco Dias	19.22	19.34	(0.6%)
Regional Press/ Dominical	4.58	12.18	(62.4%)
Magazines*	34.50	26.88	28.3%
International Press	7.09	7.49	(5.3%)
Consolidation adjustments	0.60	0.67	(10.2%)
Radio	**328.58**	**320.97**	**2.4%**
Radio in Spain	216.91	213.49	1.6%
International Radio	88.57	82.41	7.5%
Music	24.19	28.45	(15.0%)
Consolidation adjustments	(1.08)	(3.38)	67.9%
Education - Publishing	**530.64**	**484.94**	**9.4%**
Spain & Portugal	197.16	168.91	16.7%
Latam & USA	333.48	316.03	5.5%
Audiovisual	**1,942.35**	**1,886.54**	**3.0%**
Sogecable	1,685.56	1,632.76	3.2%
Digital+	1,308.29	1,345.43	(2.8%)
Cuatro	377.27	287.33	31.3%
Media Capital**	269.82	235.08	14.8%
Local TV***	---	42.66	---
Consolidation adjustments	(13.03)	(23.96)	45.6%
Digital	**36.48**	**34.31**	**6.3%**
Other Expenses	**149.53**	**125.93**	**18.7%**
Distribution	41.13	37.63	9.3%
GDM	19.39	17.34	11.8%
Others****	89.01	70.96	25.4%
Consolidation adjustments	**(136.80)**	**(127.36)**	**(7.4%)**
TOTAL	3,303.16	3,176.10	4.0%

* Magazines includes the Portuguese magazine activity since August 2008, which was previously included in Media Capital

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Local TV is included in the 2008 figures as a discontinued activity.

**** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.III.

EBIT € Million	JANUARY - DECEMBER 2008	2007	% Chg.
Press	**51.57**	**121.51**	**(57.6%)**
% margin	**10.2%**	**21.2%**	
El Pais	39.56	100.40	(60.6%)
% margin	11.2%	24.4%	
AS	10.39	14.80	(29.8%)
% margin	12.6%	16.9%	
Cinco Dias	0.12	0.71	(83.7%)
% margin	0.6%	3.5%	
Regional Press/ Dominical	1.91	5.76	(66.8%)
% margin	29.5%	32.1%	
Magazines*	0.26	1.52	(82.7%)
% margin	0.8%	5.3%	
International Press	1.36	0.51	165.9%
% margin	16.1%	6.4%	
Radio	**86.68**	**101.79**	**(14.8%)**
% margin	**20.9%**	**24.1%**	
Radio in Spain	78.57	94.34	(16.7%)
% margin	26.6%	30.6%	
International Radio	6.24	6.19	0.7%
% margin	6.6%	7.0%	
Music	1.88	1.25	50.1%
% margin	7.2%	4.2%	
Education - Publishing	**77.01**	**75.06**	**2.6%**
% margin	**12.7%**	**13.4%**	
Spain&Portugal	17.61	18.11	(2.8%)
% margin	8.2%	9.7%	
Latam&USA	59.40	56.95	4.3%
% margin	15.1%	15.3%	
Audiovisual	**226.75**	**219.19**	3.4%
% margin	**10.5%**	**10.4%**	
Sogecable	187.31	176.89	5.9%
% margin	10.0%	9.8%	
Digital+	237.83	176.73	34.6%
% margin	15.4%	11.6%	
Cuatro	(50.52)	0.16	---
% margin	(15.5%)	0.1%	
Media Capital**	39.65	57.84	(31.5%)
% margin	12.8%	19.7%	
Local TV***	---	(15.54)	---
% margin	---	(57.3%)	
Digital	**0.06**	**0.35**	**(83.0%)**
% margin	**0.2%**	**1.0%**	
Others	**256.13**	**2.03**	**---**
Distribution	0.59	1.51	(60.7%)
% margin	1.4%	3.8%	
GDM	8.81	9.02	(2.3%)
% margin	31.2%	34.2%	
Others****	246.73	(8.49)	---
TOTAL	698.19	519.93	34.3%
% margin	17.4%	14.1%	

* Revistas incluye la actividad de revistas de Portugal desde agosto de 2008, con anterioridad incluida en Media Capital.

** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

*** Local TV is included in the 2008 figures as a discontinued activity.

**** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded

Appendix II.IV.

EBITDA	JANUARY - DECEMBER		
€ Million	2008	2007	% Chg.
Press	**66.93**	**136.73**	**(51.0%)**
% margin	**13.3%**	**23.9%**	
El Pais	52.76	113.31	(53.4%)
% margin	14.9%	27.5%	
AS	10.76	15.37	(30.0%)
% margin	13.0%	17.6%	
Cinco Dias	0.38	0.88	(56.3%)
% margin	2.0%	4.4%	
Regional Press/ Dominical	2.04	5.93	(65.6%)
% margin	31.4%	33.0%	
Magazines**	0.84	1.96	(57.1%)
% margin	2.4%	6.9%	
International Press	2.03	1.34	51.7%
% margin	24.1%	16.7%	
Radio	**102.45**	**115.60**	**(11.4%)**
% margin	**24.7%**	**27.3%**	
Radio in Spain	88.11	102.81	(14.3%)
% margin	29.8%	33.4%	
International Radio	12.24	11.26	8.7%
% margin	12.9%	12.7%	
Music	2.10	1.52	38.2%
% margin	8.1%	5.1%	
Education - Publishing	**134.35**	**119.92**	**12.0%**
% margin	**22.1%**	**21.4%**	
Spain&Portugal	46.08	39.76	15.9%
% margin	21.5%	21.3%	
Latam&USA	88.27	80.17	10.1%
% margin	22.5%	21.5%	
Audiovisual	**381.84**	**398.29**	**(4.1%)**
% margin	**17.6%**	**18.9%**	
Sogecable**	320.83	336.61	(4.7%)
% margin	17.1%	18.6%	
Digital+	367.34	332.65	10.4%
% margin	23.8%	21.9%	
Cuatro	(46.50)	3.95	---
% margin	(14.2%)	1.4%	
Media Capital***	61.22	75.22	(18.6%)
% margin	19.8%	25.7%	
Local TV****	---	(13.53)	---
% margin	---	(49.9%)	
Digital	**2.72**	**1.81**	**50.4%**
% margin	**7.4%**	**5.2%**	
Others	**260.06**	**7.28**	**---**
Distribution	1.51	2.16	(30.4%)
% margin	3.6%	5.5%	
GDM	9.25	9.38	(1.4%)
% margin	32.8%	35.6%	
Others*****	249.31	(4.26)	---
TOTAL	948.34	779.62	21.6%
% margin	23.7%	21.1%	

* Magazines includes the Portuguese magazine activity since August 2008, which was previously included in Media Capital

** In 2008, variation in operating allowances in Sogecable are not included as an expense in the EBITDA in order to adapt its figures to the Group's policies. 2007 figures have been reclasified to make figures comparable.

*** Media Capital includes Plural figures. 2007 figures also include Plural in order to make figures comparable.

**** Local TV is included in the 2008 figures as a discontinued activity.

***** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix III.

CUATRO AUDIENCE SHARE

In 2008, its third full year of broadcasting, **Cuatro** has continued to increase its audience share, maintaining the trend of the previous years. The average audience share in 2008 reached 8.6% (7.7% in 2007).

During the month of June, **Cuatro** was the only free to air operator which broadcasted the Euro Cup 2008 football competition. In this month, the average audience share stood at 13.1%. In June 2007, Cuatro had an audience share of 8.1%.

The audience share figures evolution in 2008 and 2007 is the following:


24 hours
Prime time
21.0%
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
2007
2008

Source: TNS Sofres

2008 ended with a 10.7% and a 11.8% audience in the commercial target and core target respectively, compared to 9.5% and 10.4% respectively in 2007.

The comparison for the audience figures as of December 2008 and 2007 is as follows:

Commercial Audience share figures evolution

December 2007


7.8%
7.6%
9.5%
10.4%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target

December 2008


8.4%
8.7%
10.7%
11.8%
24 hours
Prime Time (20.30-24.00)
Commercial target
Core commercial target

Source: TNS Sofres

Commercial target: Individuals 16-54, all classes ex-lowest, living in towns over 10k.

Core commercial target: Individuals 16-44, all classes ex-lowest, living in towns over 50k.

Appendix IV.

TVI AUDIENCE SHARE FIGURES (Portugal)

TVI, the leading free to air channel in Portugal maintained its leadership both in 24-hours and prime time. In 2008, TVI registered its best audience share figures, reaching an average 24-hours audience share of 36.0% and 41.3% in prime time.


24 hours
Prime time
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sept.
Oct.
Nov.
Dec.
2007
2008

Source: *Marktest*

Financials breakdown by business unit:

The following issues should be taken into account when comparing 2008 and 2007:

a) Press

In 2008, the **Regional Press** business includes the figures from the weekend supplement El Dominical, which is jointly distributed with several regional newspapers. El Correo de Andalucía and Diario Jaén fully contributed to the Group´s figures until June, 2007.

Since August 1st 2008, the magazine area includes Media Capital magazine activity, formerly included in the Audiovisual area.

b) International Radio

Iberoamericana Radio Chile has been fully consolidated since July 1st, 2007.

c) Audiovisual

Sogecable 2007 figures include certain reclassifications. Previously, Sogecable´s operating profit did not include the profits coming from the disposal of fixed assets nor the impairment losses (or reversal of impairment) on fixed assets. In the current situation, both items should be included in the operating profit.

The Audiovisual area figures have been also reclassified in this manner.

Grupo Prisa´s consolidated figures have not been modified. During 2007, the necessary reclassifications were made on consolidation to make these business units figures compliant with the Group´s accounting policies.

In 2008, variations in operating allowances in Sogecable are not included as an expense in its EBITDA in order to adapt its figures to the Group´s accounting policies. 2007 figures have been reclassified to make figures comparable.

Media Capital has been fully consolidated in Prisa´s figures since February 1st, 2007. In January 2007, Media Capital was equity accounted.

In May 2008 Media Capital has integrated all the Audiovisual production of the Group. Media Capital 2008 figures include Plural. 2007 figures also include Plural in order to make figures comparable.

Localia TV figures are included as a result from **discontinued activities.** In 2007, revenues and expenses of the activities were included in the Group´s operating profit.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6th floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.es
www.prisa.es

ITEM 18

Madrid, March 9, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that the Board of PROMOTORA DE INFORMACIONES, S.A. and the Corporate Governance, Appointments and Remuneration Committee (by virtue of the powers vested by the Board of Directors), have resolved to implement the plan to grant stock to executive directors and Grupo Prisa managers out of the Company's treasury stock, as extended in Resolution Six adopted at the shareholders meeting of March 13, 2008. The total value of the shares granted amounts to 290,000 Euros, with a maximum of 12,000 Euros per person.

The shares will be delivered today. The unit value of the shares to be delivered is 1.12 Euros, based on the average value at the close of trading on the Continuous Market during the seven trading days immediately prior to delivery.

Pursuant to Article 47 of Royal Decree 1362/2007 of October 19, the following itemized information is being provided:

	Delivery March 9, 2009			**Accumulated Balance with Previous Years**		
	Number of Shares	**% Share Capital**	**% Remunera-tion Package**	**Number of Shares**	**% Share Capital**	**% Remunera-tion Package**
Juan Luis Cebrián Echarri	10,714	0.005	4.14	17,048	0.008	3.80
Emiliano Martinez Rodriguez	10,714	0.005	4.14	16,306	0.007	3.63
Alfonso López Casas	10,714	0.005	4.14	15,452	0.007	3.44
Ignacio Santillana del Barrio	10,714	0.005	4.14	17,048	0.008	3.80
Matilde Casado Moreno	10,714	0.005	4.14	17,048	0.008	3.80
Jesús Ceberio Galardi	10,714	0.005	4.14	17,048	0.008	3.80
Pedro García Guillén	10,714	0.005	4.14	16,263	0.007	3.62

Sincerely

ITEM 19

Madrid, March 10, 2009

ANNOUNCEMENT OF RELEVANT INFORMATION TO THE NATIONAL SECURITIES MARKET COMMISSION

In response to your request dated today, PROMOTORA DE INFORMACIONES, S.A. (PRISA) wishes to confirm that, as indicated in its 2008 earnings report issued on February 20, 2009, the company is currently renegotiating with its financial entities the terms of its debt restructuring, in line with the CEO's statement made at the annual shareholders meeting on December 5, 2008 (Announcement of Relevant Information no. 101223): *"...We have the support of our principal financing banks and potential investors, and negotiations with several of them over the last few months are now very advanced ..."*

The company will duly inform the market of any relevant decisions taken in this financial restructuring process.